Material information

2020 Results

Robust and competitive in an unprecedented environment

Financial results

COP Tn

51
33
43
45
15.1
5.3
35%
0.1
8.4
2.0
24%
0.0
12.3
5.3
43%
0.9
14.2
4.3
31%
0.7
1Q 2020
2Q 2020
3Q 2020
4Q 2020

Revenues | Ebitda | Net income | Ebitda Margin | Brent

	Revenues	Ebitda	Net income	Ebitda Margin	Brent
2020	50	16.8	1.7	34%	43

Net income
USD/bl
Majors
IOCs
NOCs
ROACE
(%)
Majors
IOCs
NOCs
Gross Debt/EBITDA
(Times)
Majors
IOCs
NOCs

Majors: major oil companies (BP, Chevron, Exxon, Shell, Total)
IOCs: international oil companies (ConocoPhillips, Hess, Repsol)
NOCs: national oil companies (PTTEP, Equinor, Eni)

Volumes

Production (mboed)

681
694
697
3Q
4Q
2020

Midstream (mbd)

979
1,027
1,017
3Q
4Q
2020

Downstream Throughput (mbd)

324
355
320
3Q
4Q
2020

mboed: thousand barrels of oil equivalent per day
mbd: thousand barrels per day

Reserves

Volume (Mboe)

1,727
1,893
1,770
2018
2019
2020

Mboe: Million barrels of oil equivalent

-6% vs
-32% Brent
-14% Industry*

7.5 years average reserves life

RRR
115%
3 year average

*Shell, Eni, Equinor, ConocoPhillips, Repsol, PTTEP, Hess

Reserves information for Exxon, Total, Chevron, BP is not available as to date.

TESG

ENVIRONMENTAL

Accumulated emissions reduction of
1.8 $MtCO_2e$
by 2020

SOCIAL

Adherence to: The Valuable 500

"Apoyo País" Program for Covid-19 support

GOVERNANCE

CDP
Dow Jones Sustainability Indexes
World Economic Forum
Adherence to: Stakeholder Capitalism Metrics

TECHNOLOGY

Strategic Alliances:
iNNpulsa
Microsoft
PLUGANDPLAY

PLAN 21-23

Production (mboed)	700 - 750
Exploratory wells	+40
Volume transported (mbd)	> 1,000
Refinery throughput (mbd)	340 - 420

Decarbonization
3.0 $MtCO_2e$/year
by 2023

Social and environmental Investments
COP 1.7 Tn
2020-2024

Innovation and Technology Investments
USD 100 - 150 M
2021 -2023

Contact Information:
investors@ecopetrol.com.co

ecopetrol

2020 was a challenging year for the industry, due to the collapse in oil prices stemming from the oversupply caused by disagreements within OPEC+ and later due to the challenges associated with the Covid-19 pandemic. This pandemic was a health emergency at global and local level that was accompanied by a sharp contraction in demand for crude oil and products with multiple social and economic challenges.

Ecopetrol was able to face this unprecedented challenge demonstrating its resilience and capacity to adapt to an adverse and volatile environment, always prioritizing life and the care of our employees.

Our financial results prove it: we closed the year with a COP 16.8 trillion EBITDA and net income of COP 1.7 trillion, being Ecopetrol one of the few companies of the global oil industry with profit for the year. The crisis response plan, which assured operational continuity and led to decisive interventions in costs, prioritization of investments, maximizing revenue and timely financing, allowed to benefit from the recovery of supply and demand of crude oil worldwide in the second half of the year. Thus, leveraged in the business strategy of the Ecopetrol Group (EG) focused on diversifying export destinations and anticipating sales of our crude, we managed to achieve recuperation of realization prices in our export portfolio, which increased 6% between the Q3 and Q4 2020, from 38.4 USD/bl to 40.7 USD/bl.

Ecopetrol conducted a disciplined monitoring on its costs and expenses, achieving a balance between optimizations and the availability of resources to guarantee a safe and reliable reactivation of the operation. Thus, the total unit cost for the year 2020 was close to 27 USD/bl, a 23% decrease as compared to the previous year, and cost savings of around COP 700 billion.

In the middle of this challenging environment, during 2020 Ecopetrol Group’s maintained a steadfast commitment to the well-being of Colombians and the strengthening of the local economy, in the framework of the health emergency caused by COVID-19. Over COP 88 billion were committed through our social investment program “Apoyo País” (Countrywide Support), of which we allocated 86% as of year-end, benefiting about 252,000 families and 250 institutions. We have supported the strengthening of the health system with medical equipment, personal protection and cleaning items; we have delivered humanitarian and solidarity aid at the national level, promoted innovation and research initiatives and provided technological support to the National Government. Furthermore, Ecopetrol Group has joined Governmental programs such as “Comparto mi Energía” (Sharing my Energy) and “Ayudar nos hace bien” (Helping does us good). Similarly, the Group designed and implemented different commercial flexibility and liquidity programs for suppliers and customers.

Reserves balance reached 1,770 million barrels of oil equivalent (mboe) reflecting a 6.5% reduction, a lower outcome than the initial forecast of a decrease in the range of 15% to 20%, due to fall in prices and less activity during the period. The result reflects the addition of new drilling projects, positive revisions due to good performance in production, recovery and the optimization of technical-economic variables. Gas reserves represented 29% of the total balance.

In exploration, Ecopetrol completed the drilling of 18 wells, 3 of which were successful, 9 ended the year under evaluation and 6 were dry. The commercial viability for discoveries Andina (in Colombia) and Esox (in the Gulf of Mexico) was approved in 4Q20. The National Hydrocarbons Agency, ANH,[1]  approved the transfer of Ecopetrol’s 50% stake to Shell in three blocks in which the Gorgon and Kronos gas discoveries are located. This association will allow progress the development of these discoveries in the off-shore gas province of the Colombian Caribbean.

In regard to production, a cumulative average of 697 mboed was reached in 2020, in line with the

1 By its Spanish acronym: Agencia Nacional de Hidrocarburos

goal of achieving levels close to 700 mboed. Compared to 3Q20, production in 4Q20 increased thanks to higher sales of LPG and gas, as well as to better performance at Chichimene and Piedemonte fields, despite the impacts by public order and the closure of Castilla’s water discharge in December.

With respect to natural gas, a strategic priority for Ecopetrol Group, represented 17 % of the total equivalent production. The EBITDA margin for the year was north of 50% and had a contribution by over 30 % of the segment’s EBITDA. The foregoing is supported by the stability of prices in dollars and the good commercial dynamics observed during the period.

In turn, the production of unconventional hydrocarbons in Permian contributed an average of 5.2 Mboed in 2020, increasing its share in the total EG’s production. We closed the year with 22 wells in production and 22 additional wells drilled, which are expected to be completed and put to work during 1Q21.

Regarding the execution of the Comprehensive Research Pilot Projects – PPII[2] for unconventional hydrocarbons, the first Special Contract for Research Projects - CEPI[3], was signed with the ANH on December 24, for the Kalé project. This enables the start of the licensing and preparation stage for the execution of Ecopetrol’s PPII’s in Colombia. In 2021, we will be focused on obtaining environmental licenses and complying with other requirements as established in the robust regulations in force before starting to operate, always informing and including our stakeholders and highlighting the scientific and technical nature of the project.

The annual EBITDA of the upstream segment was COP 6.7 trillion, equivalent to an 18% margin.

The midstream segment obtained results in line with our expectations, with volumes transported in the amount of1,017 mbd, according to the country’s production. Also noteworthy are the lower

[2] By its Spanish acronym: Proyectos Piloto de Investigación Integral.

[3] By its Spanish acronym: Contrato Especial de Proyectos de Investigación.

maintenance times for repairing the Caño Limón-Coveñas pipeline, which allowed it to operate more days and without any reversal cycles being necessary in Bicentenario pipeline. The segment reported an EBITDA in the amount of COP 9.3 trillion, equivalent to a 76 % margin.

The downstream segment reached a consolidated throughput load of 355 mbd in 4Q20, the highest of the year. Advancing on the path of fuel quality, in December gasoline production with an average sulfur content of maximum 50 ppm, was achieved, which is lower than the levels requited under current regulations. The operational and commercial performance of the refineries enabled competitive margins in a negative environment for the sector. Likewise, Esenttia records in production and sales, stood-out in 2020. The segment reported an EBITDA of COP 0.9 trillion, equivalent to a 3.3% margin.

Despite the challenges faced in 2020, our commitment to TESG[4] was strengthened on different fronts. Accumulated reductions of 1.8 MtCO2e5 were achieved in energy transition, resulting from the implementation of projects which have been running since 2010, thus achieving in advance the goal that was initially set for 2022. On the front of renewable energy, an agreement was signed for the construction of the San Fernando Solar Eco Park, which will have a capacity up to 59 MW and is expected to start operations in 2Q21. In turn, Castilla Solar Eco Park reported savings in operating costs close to COP 3.8 billion in 2020. On the other hand, GHE emissions produced by routine gas flaring were reduced by 19 % as compared to 2019, thus contributing to the commitment to reduce CO2e emissions.

Digital transformation was a fundamental pillar in the operational continuity during the pandemic. It ensured remote connections for more than 15,000 employees, and to hold more than 8,000 virtual meetings, per day, during the year.

In regard to the commitment of strengthening corporate governance, we adhered to the World Economic Forum’s Stakeholder Capitalism Metrics (SCM) coalition,

[4] TESG: Technology, Environmental, Social and Governance.

[5] Million tons of CO2 equivalent.

a global group of more than 61 companies seeking to harmonize sustainability metrics to facilitate comparisons across companies and industries, on various key issues related to people, environment, prosperity and governance.

In November, Ecopetrol received a 66-point rating on the Dow Jones Sustainability Index (DJSI) scale, ranking 13th in the global integrated oil and gas industry. This score allowed the company to enter the DJSI Latin American Integrated Market – MILA[6], being the only company in the sector in Latin America to achieve it. In addition, the company received a rating from the CDP Climate Change report in December with a C rating, ranking above the region’s overall average performance.

Reflecting our ability to adapt and to react to the changing conditions of a particularly complex market, we updated our 2021-2023 Organic Business Plan, which aims at ensuring a profitable growth for Ecopetrol on a Brent price path of USD 45 per barrel by 2021, and USD 50 per barrel onwards. The plan also seeks to increase competitiveness, to strengthen the energy transition agenda and to deepen TESG as one of the strategic pillars for our operation.

The following elements stand out within the organic component of the new plan: i) an investment ranging from USD 12,000 to USD 15,000 million, funded mainly with internal cash generation; ii) profitable production levels close to 750 Mboed by 2023 maintaining focus on the development of fields with the greatest impact on our value chain in Colombia, the growth of Permian, the drilling of more than 40 exploratory wells and the continuity of our successful enhanced recovery program; iii) volumes transported in excess of one million barrels per day reflecting positive expectations of economic growth; iv) joint throughput of refineries ranging from 340 to 365 thousand barrels per day in 2021, seeking to reach around 420 thousand barrels per day in 2023, with the IPCC[7]; v) reduction of 3 MtCO2 as of 2023 and redefining medium and long term emission reduction goals during 2021; vi) increasing generation capacity with renewable energies around 400 MW by 2023; and vii) social and environmental investments for COP 1.7 trillion between 2020 and 2024. Similarly, we will invest between USD 100 and USD 150 million in

[6] By its Spanish acronym: Mercado Integrado Latinoamericano)

innovation and technology to accelerate the digital transformation. This plan is aligned with our cultural principles: life first, ethics, passion for excellence, making the impossible possible, leadership and inclusion, as well as teamwork. Similarly, it responds to the challenges of the environment with a focus on sustainability and ensures a strategy that adds value to EG and the country.

On the other hand, on January the 27, 2021, the Company announced its interest in acquiring 51.4% of the outstanding shares of ISA, currently owned by the Ministry of Finance and Public Credit.

The eventual acquisition of the stake in ISA responds to Ecopetrol's strategic interest of entering into new businesses aligned with the opportunities for electrification and decarbonization, dictated by the energy transition, and which in turn leverage the Group's profitable growth and improve its business risk profile.

The stake in ISA would allow Ecopetrol’s stockholders to achieve a material position in an established company, leader in a strategic sector for the energy transition, with a world-class portfolio, a first-rate leadership team, and proven corporate governance. Through a single transaction, Ecopetrol would position itself in a key link in the electricity business with clear prospects for future growth. Furthermore, a business with similar characteristics to the oil infrastructure one, in which Ecopetrol already participates through its subsidiary Cenit, could also be added to EG’s portfolio. These businesses are capital intensive, regulated, with significant entry barriers, and margins and competitive capital returns that provide stability to the cash flow, relative to hidrocarbons price volatility.

The acquisition would be partially financed with a stock issuance whose specific purpose is to fund this opportunity of growth and consolidation. This would allow Ecopetrol to undertake a transformational opportunity without changing the investment plans in its core oil & gas business, and without impacting the debt ratios that support its investment grade.

[7] By its Spanish acronym: Integración de las Plantas de Crudo en la Refinería de Cartagena.

Moving forward, in case of succeeding in the transaction, we envision a more robust Ecopetrol, with a solid position in oil, gas, energy infrastructure and low-emission energy. The Company will continue to focus on the hydrocarbons business, with a growing share of gas. Renewable generation for self-consumption will continue to be key for reducing operating costs and emissions footprint. We will increase our level of ambition in decarbonization in terms of reducing emissions, and we will move forward with the evaluation of new technologies and business models, such as natural climate solutions, CCUS (Carbon Capture, Use and Storage) and green hydrogen.

That said, we have started 2021 with a solid financial position, strengthened after the crisis, with expectations of profitable and sustainable growth on all fronts of the business, and with the clear aspiration to materialize a transformational opportunity for the Company through the potential acquisition of the stake in ISA. This plan addresses the challenges and opportunities of the environment, keeping our promise to create value for our shareholders and stakeholders, leveraged on the pillars of growth, capital discipline and cash protection, all supported on TESG.

Felipe Bayón Pardo

CEO

Ecopetrol SA

Bogotá, February 23, 2021. Ecopetrol SA (BVC: ECOPETROL; NYSE: EC) reported today the financial results of the Ecopetrol Group for the fourth quarter and the cumulative results for 2020, prepared in accordance with the International Financial Reporting Standards applicable to Colombia.

Despite the unprecedented market conditions in 2020 due to COVID-19 global pandemic, the Ecopetrol Group achieved accumulated net income of COP 1.7 trillion and EBITDA of COP 16.8 trillion as of December 31, 2020. These results reflect lower operating costs, the integration of new businesses into the Group, such as Invercolsa and Permian, the additional participation in Guajira and the good performance of subsidiaries less sensitive to the Brent indicator, such as Esenttia and Cenit, which partially offset the drastic 33% drop in the price of Brent and the lower demand for crude oil and products.

Table 1: Financial Summary Income Statement - Ecopetrol Group

Billion (COP)	4Q 2020	4Q 2019	∆ ($)	∆ (%)	12M 2020	12M 2019	∆ ($)	∆ (%)
Total sales	14,190	18,581	(4,391)	(23.6%)	50,027	70,847	(20,820)	(29.4%)
Depreciation and amortization	2,300	2,101	199	9.5%	8,985	8,290	695	8.4%
Variable cost	5,536	7,547	(2,011)	(26.6%)	19,840	27,176	(7,336)	(27.0%)
Fixed cost	2,471	2,622	(151)	(5.8%)	8,728	9,492	(764)	(8.0%)
Cost of sales	10,307	12,270	(1,963)	(16.0%)	37,553	44,958	(7,405)	(16.5%)
Gross income	3,883	6,311	(2,428)	(38.5%)	12,474	25,889	(13,415)	(51.8%)
Operating and exploratory expenses	2,459	771	1,688	218.9%	4,841	3,726	1,115	29.9%
Operating income	1,424	5,540	(4,116)	(74.3%)	7,633	22,163	(14,530)	(65.6%)
Financial income (loss), net	(260)	(245)	(15)	6.1%	(2,481)	(1,670)	(811)	48.6%
Share of profit of companies	(4)	65	(69)	(106.2%)	88	354	(266)	(75.1%)
Income before income tax	1,160	5,360	(4,200)	(78.4%)	5,240	20,847	(15,607)	(74.9%)
Income tax	(659)	247	(906)	(366.8%)	(1,868)	(5,067)	3,199	(63.1%)
Net income consolidated before impairment	501	5,607	(5,106)	(91.1%)	3,372	15,780	(12,408)	(78.6%)
Non-controlling interest	(241)	(318)	77	(24.2%)	(1,154)	(1,251)	97	(7.8%)
Net income attributable to owners of Ecopetrol before impairment	260	5,289	(5,029)	(95.1%)	2,218	14,529	(12,311)	(84.7%)
(Expense) recovery for impairment of long-term assets	605	(1,751)	2,356	(134.6%)	(621)	(1,748)	1,127	(64.5%)
Deferred tax of impairment	(190)	471	(661)	(140.3%)	91	470	(379)	(80.6%)
Net income attributable to owners of Ecopetrol	675	4,009	(3,334)	(83.2%)	1,688	13,251	(11,563)	(87.3%)

EBITDA*	4,334	7,174	(2,840)	(39.6%)	16,840	31,108	(14,268)	(45.9%)
EBITDA Margin	30.5%	38.6%	-	(8.1%)	33.7%	43.9%	-	(10.2%)

* Excluding the effect of expenses associated to the Voluntary Retirement Plan, EBITDA amounts to COP 4,629 billion in 4Q20 and COP 17,471 billion as of year-end.

-------------------------------

The figures included in this report were extracted from the Company’s audited financial statements. The financial information is expressed in billions of Colombian pesos (COP), or US dollars (USD), or thousands of barrels of oil equivalent per day (mboed) or tons, as noted. For presentation purposes, certain figures in this report were rounded to the nearest decimal place.

Forward-looking statements: This release may contain forward-looking statements related to business prospects, estimates on operating and financial results, and Ecopetrol's growth. These are projections and, as such, are based solely on management's expectations regarding the future of the Company and its continued access to capital in order to finance the Company's business plan. These forward-looking statements basically depend on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and industry, among other factors; therefore, they are subject to change without notice.

I. Financial and Operating Results

Sales revenue

23.6% decrease in sales revenue in 4Q20 as compared to 4Q19, as a combined result of:

•	Lower weighted average sale price of crude oil, gas and products by -15.6 USD/bl (COP -4.3 trillion)
•	Lower sales volume (COP -0.9 trillion, -37.7 mboed), mainly due to contraction in demand for crude and refined products, offset by higher gas sales in local markets, mainly due to Hocol’s acquisition of the stake in the Guajira association.
•	Lower income from transportation services and others (COP -0.1 trillion).
•	Increase in the average exchange rate, which positively impacted revenues (COP +0.8 trillion).

Accumulated revenues for 2020 had a 29.4% decrease as compared to 2019, as a combined result of:

•	Lower weighted average sale price of crude oil, gas and products of -21.2 USD/bl (COP -21.3 trillion).
•	Lower sales volume (COP -4.2 trillion, -44.5 kboed), mainly due to contraction in demand for refined products, offset by higher sales of: i) crude oil, thanks to higher availability associated with lower throughput in refineries; and ii) gas, given Hocol’s acquisition of the stake in the Guajira association and the entry into operation of the Cupiagua LPG plant.
•	Lower revenue from transport and other related services (COP -0.7 trillion).
•	Increase in the average exchange rate, which positively impacted revenues (COP +5.5 trillion).

Table 2: Sales Volumes - Ecopetrol Group

Local Sales Volume - mboed	4Q 2020	4Q 2019	∆ (%)	12M 2020	12M 2019	∆ (%)
Medium Distillates	129.8	161.6	(19.7%)	119.1	156.6	(23.9%)
Gasoline	126.5	121.4	4.2%	100.8	116.0	(13.1%)
Natural Gas	93.8	83.2	12.7%	85.7	78.9	8.6%
Industrials and Petrochemicals	23.8	26.2	(9.2%)	22.0	23.5	(6.4%)
LPG and Propane	19.2	19.1	0.5%	18.2	16.3	11.7%
Crude Oil	4.7	5.2	(9.6%)	6.0	6.1	(1.6%)
Fuel Oil	0.7	1.5	(53.3%)	1.2	1.9	(36.8%)
Total Local Volumes	398.5	418.2	(4.7%)	353.0	399.3	(11.6%)

Export Sales Volume - mboed	4Q 2020	4Q 2019	∆ (%)	12M 2020	12M 2019	∆ (%)
Crude Oil	401.6	414.9	(3.2%)	418.5	405.4	3.2%
Products	114.6	119.8	(4.3%)	109.7	121.1	(9.4%)
Natural Gas*	1.8	1.3	38.5%	1.5	1.4	7.1%
Total Export Volumes	518.0	536.0	(3.4%)	529.7	527.9	0.3%

Total Sales Volumes	916.5	954.2	(4.0%)	882.7	927.2	(4.8%)

* Natural gas exports correspond to local sales by Ecopetrol America LLC and Ecopetrol Permian LLC.

Domestic sales (40%): lower sales of 46.3 kbped (-11.6%) versus 2019, mainly due to:

•	Decreased demand for fuels due to mandatory preventive lockdown caused by the pandemic, which meant lower sales of middle distillates and gasoline and a gradual reactivation of economic activity in the second half of the year.
•	Higher gas sales due to Hocol’s acquisition of Chevron’s stake in the Guajira Association and demand recovery.
•	Greater supply of LPG as a result of the reactivation of Cupiagua’s plant as of September, 2019.

International sales (60%): Increase of 1.8 kbped (0.3%) versus 2019, mainly due to:

•	Higher crude oil exports, mainly due to lower refinery throughputs, managing to locate all barrels with international clients at a time of low demand.
•	Lower product exports due to the use of naphtha produced by the Cartagena Refinery as diluent for heavy crude.

The path of recovery of fuel demand at the national level was maintained during 4Q20. Sales of gasoline increased by 27 % and diesel by 8 % as compared to 3T20. In line with the opening of airports in the country, jet sales increased by 180%, from 5 mbd in 3Q20 to 15 mbd in 4Q20.

Table 3: Average Prices - Ecopetrol Group

USD/Bl	4Q 2020	4Q 2019	∆ (%)	12M 2020	12M 2019	∆ (%)
Brent	45.3	62.4	(27.4%)	43.2	64.2	(32.7%)
Natural Gas Basket	24.8	25.3	(2.0%)	24.3	24.1	0.8%

Crude Oil Basket	40.7	57.7	(29.5%)	34.4	58.6	(41.3%)

Products Basket	51.1	67.5	(24.3%)	49.2	69.8	(29.5%)

Crudes: 4Q20 closed with a sales price of crude exports and local sales of oil of 40.7 USD/bl, the highest of the year. Compared to 3Q20, the price improved by USD 2.3/bl, 20% more than the increase in Brent (USD 1.9/bl). This mainly due to: i) recovery of the price of Brent, and ii) a proactive commercial management focused on client diversification and destinations, with sales delivered to South Korea, the reactivation of customers in India and Spain and continuing with our market share in the Gulf of Mexico and China.

Refined Products: sales of our basket strengthened versus 4Q20 as a result of the recovery in global demand for gasoline, diesel and jet fuel, as well as increased commercial activity that managed to place the surplus of refineries in the best performing markets. Compared to 2019, the price of this basket decreased by 29.5%; however, it strengthened 7% compared to Brent in the same period.

Natural Gas: sale price was 2.5 % above the price reported in 2019, due to the recomposition of the basket with a greater volume sourced from Guajira and better performing sales from Piedemonte.

Renewable Energies:  an agreement was signed for the construction of San Fernando solar park, that will be one of the most innovative solar parks in Colombia, and  the one with the highest capacity for renewable self-generation in the country. On the other hand, Castilla Solar Farm reported energy costs savings of more than COP 3.8 billion in 2020.

During 2020, solar energy projects for 45 MW were matured in Huila, Magdalena Medio and Meta. Progress will be made during the first semester of 2021 for the assignment of these projects for their construction, achieving a total of 155 MW in renewable energy supply as of year-end. This will help avoid the emission of more than 1MtCO2e.

At the same time, environmental permits were obtained for the set up and operation of energy self-generation projects in the Yariguí, Cantagallo, Casabe, Huila and Rubiales production fields. This enables the execution of solar projects with an installed capacity of 108 MW, contributing to the self-generation strategy with renewable energy sources.

In terms of wind generation, there are prospects identified on the Atlantic Coast and Huila that will add 90 MW as of 2023. Wind measurement was awarded in the Casablanca lot adjacent to the Cartagena Refinery, which began in January 2021.

Cost of Sales

Depreciation and amortization:

8.4% increase between 2020 versus 2019 and, for 4Q20 a 9.5% increase versus 4Q19, which corresponds to the net effect of: i) higher level of capital investment; and, ii) in subsidiaries with dollar as functional currency, an effect over the depreciation given the devaluation of COP. This was partially offset by iii) lower depreciation rate associated with decreased levels of production.

Variable costs:

26.6% decrease in 4Q20 compared to 4Q19, mainly by:

  Less purchases of crude, gas and products (COP -1.7 trillion), given: i) decrease in the average price of domestic purchases and imports (COP -1.6 trillion); and ii) lower volume purchased (COP -0.4 trillion, - 23.2 mboed). This was compensated with iii) the increase in the average exchange rate of purchases (COP +0.3 trillion).
  Positive effect by inventory fluctuation (COP -0.2 trillion) given the recovery of market prices and lower consumption of refined products.
  Other minor effects (COP -0.1 trillion).

The accumulated variable costs at the end of 2020 showed a 27.0% decrease compared to 2019, as a combined result of:

  Lower cost of purchases of crude oil, gas and products (COP -8.9 trillion), given the net effect of: i) a decrease of the average price of domestic purchases and imports (COP -7.2 trillion); ii) decrease of volumes purchased (COP -3.3 trillion, - 44 mboed); and iii) increase in average exchange rate of purchases (COP +1.6 trillion).
  Inventory fluctuation (COP +1.3 trillion) given the effect of price recovery in the market and greater consumption of refined products.
  Other minor effects (COP -0.3 trillion).

Fixed costs:

Various activities were reinitiated during 4Q20. More subsoil and surface maintenance operations were conducted as well as more operation service activities.

Fixed costs showed a 5.8% decrease in 4Q20 versus 4Q19, as a result of efficiencies achieved in: i) lower costs in agreements and professional services, thanks to the renegotiation of rates; ii) lower labor costs given thedecrease of personnel associated with the adoption of the voluntary retirement plan, and lower costs associated with health, travel expenses and training. This is partially offset by iii) an increase in maintenance activities that were postponed for the confinement period.

As a result and mainly due to the implementation of strategies aimed at optimizing costs, and a decrease in activity due to lower production, throughputs and volumes transported, fixed costs in 202 decreased 8% versus 2019.

Operating expenses (net of other income and before impairment of long-term assets).

The operating expenses (net of other income and before impairment of long-term assets) of 4Q20 increased in relation to the same quarter of the previous year, mainly due to non-recurring events as listed below:

•	Recognition of COP +1.0 trillion in extraordinary income in the 4Q19, which was not present in the 4Q20, in connection with the market valuation of Invercolsa related to the change in control due to the increase of Ecopetrol’s stake from 43.35% to 51.88% in said company, following the Supreme Court of Justice’s ruling in favor of Ecopetrol. Increased labor costs during 4Q20, mainly due to the recognition of the accounting impact associated with the voluntary retirement of 182 people (COP +0.3 trillion).

•	Retirement of assets that were recognized as ongoing projects, given the completion of economic feasibility studies (COP +0.1 trillion).
•	Other extraordinary items related to income received in 2019 from compensation and environmental provisions and litigations (COP +0.1 trillion).

Operating Expenses (net other income and before impairment of long-term assets) for the year ended 2020 increased 29.9% as compared to 2019, primarily due to:

•	Higher labor expenses of (COP +0.8 trillion) mainly due to the recognition of the voluntary retirement plan of 421 people in 2020, which despite the current increase, is expected to result in approximately COP 0.4 trillion in future savings of cash, and the salary increase as compared to 2019.
•	Recognition of fixed costs of some plants at Barrancabermeja refinery that suspended their production (COP +0.2 trillion).
•	Expenses incurred in connection with humanitarian aid and other initiatives to strengthen the national health system, among others (COP +0.1 trillion) in connection with the National Government’s response to address the COVID-19 health emergency.
•	Extraordinary income recognized in 2019 (COP +0.1 trillion) associated to a favorable litigation related to the fill-up of the line in the transportation system.

These results were partially offset by the net effect (COP +0.3 trillion) resulting from the i) Hocol’s acquisition in 2020 of a 43% stake in the Guajira partnership contract from Chevron, which generated a 57% increase in the market valuation of Ecopetrol’s acquired and pre-existing stake, which resulted in an COP 1.4 trillion increase in income before taxes, and ii) the effect of the increase in Invercolsa’s valuation recognized in 2019, following the change in their situation of control (COP -1.0 trillion) described above, which was not present in 2020.

Financial Income (Non-Operating)

The 48.6% increase in financial results for 2020 as compared to 2019, and the 6.1% increase in 4Q20 as compared to the same period in 2019, primarily corresponds to the net effect of:

•	Increase in the financial cost of debt associated to: i) the increase in the Group’s financial debt obtained in 2020 and ii) the effect of the devaluation of the Colombian peso against US dollar on debt in foreign currency.
•	Low income valuation and yields of the securities portfolio, as a result of low market rates and lower average cash position.
•	Extraordinary income in 4Q2019 for dividends received from Invercolsa.

These results were partially offset by:

•	A higher income in 2020 vs 2019 due to the exchange difference generated by the valuation of the net position in dollars, given the revaluation of the peso in the last quarter of the year. It is important to note that during 2020 hedge accounting for the net business investment abroad was increased by USD 1.4 billion in order to minimize currency exchange risk on net income.

The Effective Tax Rate for the year ended 2020 was 38.5 % as compared to 24.1% in 2019. This increase was mainly due to the following:

•	In 4Q19, a deferred tax receivable was recognized under IFRS regulations as a result of the signing of the agreement with Oxy in Permian and the expectation of recovery of the historical tax losses of Ecopetrol America. The amount recognized was COP 1.5 trillion, which decreased the tax rate for 2019 and 4Q19.
•	Higher losses in Group Companies that are taxed under a special regime.
•	Taxation in 2020 of Ecopetrol S.A. for presumptive income at a lower nominal rate.

Impairment of Long-Term assets

The 4Q20 showed an impairment recovery of long-term assets of COP +605 billion before taxes and an expense of COP -621 billion before taxes for 2020. The year break down is the following::

•	Upstream: an impairment of COP -180 billion before taxes was booked, mainly due to the decrease in price forecast in the short and long term.

•	Downstream: booked an impairment of COP -782 billion before taxes, of which: i) COP -441 billion corresponds to the Cartagena Refinery, mainly due to lower refining margins; and ii) COP -341 billion associated with the Barrancabermeja Refinery Modernization Plan, taking into account progress in technical analysis of the project.

•	Midstream: a recovery of of COP +341 billion before taxes primarily related to the southern cash generating unit composed of Puerto Tumaco and TransAndino Pipeline – OTA[8] and the northern generating unit composed of the Banadía–Ayacucho tranche (part of Caño Limón pipeline), which experienced volume recovery.

Cash Flow and Debt

Table 4: Cash Position - Ecopetrol Group

Billion (COP)	4Q 2020	4Q 2019	12M 2020	12M 2019
Initial cash and cash equivalents	7,829	9,061	7,076	6,312
(+) Cash flow from operations	5,336	7,349	9,187	27,712
(-) CAPEX	(3,208)	(6,624)	(11,116)	(13,979)
(+/-) Investment portfolio movement	877	1,675	2,108	3,117
(+) Other investment activities	127	615	479	826
(-/+) Acquisition, amortizations and interest payments of debt	(1,920)	(1,041)	6,105	(3,303)
(-) Dividend payments	(3,487)	(3,810)	(8,734)	(13,867)
(+/-) Exchange difference (cash impact)	(472)	(149)	(23)	258
Final cash and cash equivalents	5,082	7,076	5,082	7,076
Investment portfolio	2,972	4,979	2,972	4,979
Total cash	8,054	12,055	8,054	12,055

Note: Cash corresponds to available resources found as cash and cash equivalents and investments in financial securities, regardless of their maturity.

8 By its Spanish acronym: Oleoducto TransAndino

Cash Flow: For 4Q20, the cash position was COP 8.1 trillion, comprised of 56% U.S. dollars and 44% Colombian pesos. For 2020, our main sources of cash were cash from operations (COP 9.2 trillion) and financing resources (COP 13.8 trillion). These funds were used in: i) CAPEX investment of COP 11.1 trillion; ii) dividend payments of COP 8.7 trillion; and, iii) debt service, amortizations and early payments of short-term obligations for COP 7.7 trillion.

Debt: For 2020, we had COP 46.7 trillion of debt on balance sheet, equivalent to USD 13.6 billion (7% COP and 93% USD). Main changes on debt position were:

•	Disbursement of short-term loans in Colombian pesos and in US dollars for COP 775 billion and USD 221.5 million respectively, which were repaid in 3Q20.
•	Issuance of USD 2 billion of international bonds.
•	Disbursement of USD 665 million in committed credit lines with Scotiabank (USD 430 million) and Mizuho Bank (USD 235 million).

•	Issuance of USD 500 million of international bonds by Ocensa, amount used in 3Q to redeem Ocensa’s bonds originally due in May 2021.

As of December 31, 2020, Gross Debt / EBITDA ratio was 2.8x.

Efficiencies

During 2020, the company constantly monitored its costs and expenses in order to gain financial flexibility that would allow, on the one hand, to achieve optimizations to overcome the most critical moments of the year and, on the other, to guarantee the availability of resources that would allow a safe and profitable reactivation of the operation given the recovery of prices observed in the last quarter of the year.

Total unitary cost was 27.4 USD/bl, a 23% decrease compared to 2019, where the indicator reached 35.4 USD/bl. This reduction was mainly explained by lower variable costs associated to lower prices (-7.8 USD/bl) and the implementation of efficiency strategies to reduce costs and expenses (-0.6 USD / bl) such as: subsoil and surface maintenance, with a reduction in the failure rate (32% in 2020 vs 34% in 2019); fluid treatment (85 COP/blf9 in 2020 vs 124 COP/blf in 2019); decrease in energy consumption per barrel (1.70 kwhr/bl10 in 2020 vs 1.74 kwhr/bl in 2019); and the optimization in dilution and evacuation of crude, achieving the reduction of the dilution factor (13.5% in 2020 vs 14.2% in 2019), among others. As a result, efficiencies of around COP 700 billion were achieved in 2020 as compared to 2019.

Savings for the year were below expectations compared to the goals set when the 2020 business plan was updated. The gradual reestablishment of operating conditions and the better performance of the average Brent price for the year (43 USD/bl real vs 38 USD/bl in plan), enabled a higher level of activity than expected. Likewise, a greater amount of resources were executed to address the Covid-19 emergency due to its impact in operations.

Investments

Table 5: Investments by Segment – Ecopetrol Group

Million (USD)	Ecopetrol S.A.	Affiliates and Subsidiaries	Total	% Share
Production	1,209	279	1,488	55.6%
Downstream	181	154	335	12.5%
Exploration	115	428	543	20.3%
Midstream*	-	218	218	8.2%
Corporate	90	-	90	3.4%
Total	1,595	1,079	2,674	100.0%

* Includes the total amount of investments of each of the Ecopetrol Group companies (Ecopetrol S.A.’s share and non-controlling interest)

9 COP per fluids barrel

10 Kilowatt per fluids barrel

In 2020, Ecopetrol Group’s accumulated investment amounted to USD 2,674 million, of which 78% was realized in Colombia and 22% internationally, mainly in the United States and Brazil. Of the total investment, 76% corresponds to the exploration and production segment, with the remaining 24% in the transportation and refining segments, as well as in the corporate level. 66% was executed on opportunities for growth in reserves and production, and the remaining 34% to business continuity and efficiencies.

In addition, of total investments, over USD 150 million was allocated to energy transition projects such as the Chichimene Generation Center, the Barrancabermeja Wastewater Treatment Plant and the construction of the Casabe Field Production Water Treatment Plant; and USD81 million to continue the digital transformation and innovation of EG.

Execution during 2020 was impacted mainly by the following: i) restrictions implemented to contain COVID-19 contagion, (under the concept of operational vital minimum) that restricted non-essential operations, which mainly affected the following assets: Rubiales, Caño Sur, Casabe, Sur, Recetor and the Cartagena Refinery; ii) administrative procedures such as the pending approval of the agreement with ANH for the development of Piedemonte, due to the change of operator caused by reversion of the Floreña and Pauto fields to Ecopetrol; and iii) blockades in the Rubiales, Apiay and Tibú fields.

Notwithstanding the above, due to our efficient management and capital discipline, we achieved savings of USD 207 million in connection with the drilling, completion and conversion of wells and cost optimization during the maturity process, among others.

Exploration: Investments in 2020 allowed the drilling of 18 exploratory wells.

Production: 79% of the investment was concentrated in growth opportunities by Ecopetrol SA mainly in the fields of Rubiales, Castilla, Chichimene, Cantagallo, Apiay, Sur and Casabe. On the other hand, the investment of the subsidiaries was led by Permian and Hocol. By year end, 240 development wells were completed and more than 300 capitalizable workovers had been carried out. These investments enabled 30 mboed of incremental production.

Similarly, additional investment opportunities for more than USD 1.3 trillion were approved and began implementation during the course of the year. Below are some of the most significant investment opportunities:

•	Castilla: In the last quarter of the year, the South / North Zone Castilla Water-Injection Expansion project was approved, with an estimated investment of USD 225 million until 2026, based on the strategy of maximizing the secondary recovery of the field..

•	Eastern Regional: The VRO Energy Sources Optimization project was approved in the 1Q20, with an estimated total investment of USD 143.6 million to generate 120MW, aimed at reducing CO2 emissions to comply with our reduction goal and in line with the energy efficiency program.

Midstream: Operational continuity activities in the different oil and multi-pipeline systems of Cenit and its subsidiaries, to guarantee the integrity and reliability of the infrastructure.

Downstream: Investments focused on operational continuity to maintain the efficiency, reliability and integrity of the operation at the Barrancabermeja and Cartagena refineries. It should be noted that 29% of the execution came from two of the most representative projects of the segment in the year: i) the Interconnection of the Cartagena Crude Plants, which will allow to increase the refinery’s capacity to more than 200 mbd in 2022; and ii) the Wastewater Treatment Plant in Barrancabermeja.

Corporate: Investments for USD 90 million focused on innovation, digitalization and procurement.

 II. Results by Business Segment

1.	UPSTREAM

Reserves

By the end of 2020, the Ecopetrol Group’s net proven reserves totalled 1,770 million barrels of oil equivalent (MBOE), which represents a 6.5% decrease versus 2019 (1,893 MBOE). The reserves replacement ratio was 48%, with an average reserve life of 7.5 years. Gas reserves represented 29% of this volume, with an average reserve life of 10.1 years, while liquids reserves represented the remaining 71%, with an average reserve life of 6.8 years.

The reduction in proven reserves was mainly due to the 32% decrease in hydrocarbon prices used for the valuation. According to the SEC methodology, the Brent price used for the 2020 valuation of reserves was US$43 per Brent barrel, versus US$63 used for 2019. Ecopetrol estimates that the price effect led to a decrease in reserves of 215 MBOE, which was partially offset by the addition of 114 MBOE attributable to new drilling projects in different fields, such as Rubiales and Caño Sur. Additionally, positive revisions of 30 MBOE were obtained due to the good performance in production and optimization of technical-economic variables in fields such as Rubiales, Castilla and other fields in North America.

In terms of enhanced recovery, there was a positive variation of 113 MBOE, primarily due to the incorporation of reserves from new projects mainly associated with water injection in fields such as Chichimene and Castilla.

Additionally, in extensions and discoveries, progress continues to be made in the progression of probable and possible reserves to proven reserves in the Rubiales field, primarily due to the continuity of drilling operations, among others. As for discoveries, the ESOX field in the Gulf of Mexico and the Andina field in Colombia achieved commercial viability.

Sales include Hocol's interest transfer in La Punta and Santo Domingo fields for a value of 1 MBOE. Purchases include 29.9 MBOE corresponding to the acquisition of 43% of the Guajira asset by Hocol.

The largest contributions to the reserves balance came from the Castilla, Chichimene, and Rubiales fields, which are operated directly by Ecopetrol.

Ecopetrol S.A. owns 85% of the proven reserves, while the other group companies own 15%.

Table 6: Ecopetrol Group - Reserves

mboe	2019	2020
Initial Proven Reserves	1,727	1,893
Revisions	83	(72)
Enhanced Recovery	94	113
Purchases	164	30
Sales	0	(1)
Extensions and Recoveries	67	43
Production	(242)	(236)
Proven Reserves Year End	1,893	1,770

Exploration

During 2020, 16 wells were drilled in Colombia and 2 wells in Brazil, for a total of 18 wells.

Of the wells drilled:

•	3 were successful: Gato Do Mato-4, Arrecife-3 and Cayena-1 ST1.
•	6 were dry wells: Nafta-1, Alqamari-1, Ollini Oeste-1, Obiwan-1, Saturno-1 and Caipal Noreste-B
•	9 are under evaluation: Aguas Blancas 24, Lorito Este-1, Lorito A1, Flamencos-2, Chacha-2, Chacha-3, Antillas-1, El Niño-1 and Santa Bárbara 1ST2

During the 4Q20, drilling activity was concentrated on the commencement of 12 wells, 8 of which reached TD11. Additionally, 4 wells were in drilling phase at the end of the year.

For the year ended 2020, the contribution of exploration assets to production reached 1.561 mbe (4.3 mboed), which represents a 47% increase as compared to 2019 (1.063 mbe equivalent to 2.9 mboed). This increase result is primarily due to the contribution of the Esox-1 well (53% of the total contribution), longer flow time of the Andina wells (33% of the total), early gas sales via greater flow of Arrecife-1 well (3.5% of the total) and by the Boranda wells (3.4% of the total).

In addition, the approval of commercial operation for Andina field in 4Q20 and the Esox discovery in the Gulf of Mexico, which increased 4.2 mboe to proven reserves.

To be remarked, the delimitation process of the Boranda and Flamencos discoveries, which will allow progress towards the declaration of commercial viability and subsequent incorporation of proven reserves by the end of 2021. Regarding the successful result of Cayena-1 ST1, in 2021 the activities of delimitation and the possible declaration of commerciality.

Gas exploration assets

On the gas front, during 4Q20 Chacha-2 and Chacha-3 wells, delimiters of Hocol’s Bullerengue discovery, were drilled. Arrecife-3 well, delimiting Arrecife-1 discovery, was also drilled, thus proving the extension of the field and adding resources discovered in a new deposit. The construction of facilities for extensive testing and gas sales to Cerromatoso was completed in Arrecife field, and it contributed an average production of 572 boe during 4T20. Arrecife-3 will continue in extensive testing in 2021.

In addition, during 2020, initial tests were carried out for Merecumbé-1 well, located in the department of Atlántico in Colombia, which was drilled by Hocol in 2019. This well showed gas production from the Chengue Formation. On July 16, 2020, Hocol announced the discovery of natural gas in this well.

Furthermore, the ANH approved the assignment of the 50% interest of Hocol to Lewis Energy company, formalizing the commercial agreement for gas exploration in the border of the Perdices play block, located in the department of Atlántico. This complex is located nearby infrastructure which is expected to facilitate development, transportation and commercialization.

Similarly, ANH approved the transfer of Ecopetrol’s 50% stake to Shell in the Col-5, Purple Angel and Fuerte Sur blocks, where the Gorgon and Kronos discoveries are located.  As part of the agreement with Shell, drilling of Gorgon-2 well is expected to begin in 2021, which will reveal the capacity of the reservoir and its productivity.

11 Total Depth

International exploration assets

In the 2Q20, Ecopetrol America LLC signed a strategic alliance with Chevron, allowing the exchange of participation in several blocks in the Gulf of Mexico. This operation led to the addition of 30 new blocks to the portfolio, and the participation over 11 blocks was transferred, allowing to diversify exploration risk and decrease capital exposure.

The entry of Brazil subsidiary to the Gato do Mato discovery was made official in June 2020, where the last boundary well (GdM-4) was drilled.; Its results are key in evaluating the potential commercial viability. The view of the subsoil is being updated, integrating the information from the OBN12 seismic data and the Gato do Mato-3 and Gato do Mato-4 wells, in order to define the development plan. The announcement of commercial viability by the ANP13 is expected by 2022, which would enable the incorporation of the first reserves in that year and the start of production by 2025.

Meanwhile, in the Saturno block, the technical re-evaluation activities and the definition of the exploratory plan for the remaining opportunities of the block, will continue.

Production

Ecopetrol Group’s production was 697 mboed in 2020, in accordance with the announced production goal (around 700 mboed). Natural gas contributed 17% of annual production increasing its share by 2% as compared to the previous year and the subsidiaries contributed 59 mboed, which equals 8.4% of Ecopetrol Group’s production (including oil and gas).

Production was 694 mboed in 4Q20, a recovery of 14 mboed as compared to 3Q20, despite the impacts due to public order and the closure of the Castilla discharge in December (-2.8 mboed). Ecopetrol is currently working on the recommendations proposed by Cormacarena, and expects to comply with them, the measure imposed lifted and reopen the water discharge. Comparing with the same period of the previous year, production dropped by 36 mboed mainly due to the slowdown in activity, low oil prices, the contraction in demand and environmental issues as a result of the economic crisis caused by the Covid-19 pandemic.

Total gas production excluding white products in 2020 was 120 mboed, 2% above the production reported in 2019 (117 mboed). This increase corresponds mainly to the rise in production of Hocol due to the acquisition of Chevron’s stake in the Guajira asset. Among the assets to be highlighted are Cusiana, Cupiagua and Piedemonte in Ecopetrol and Guajira in Hocol.

For 4Q20, the gas EBITDA margin remained at levels above 50%, as a result of the stability of its prices in dollars and the good commercial dynamics observed during the period as a result of the maximization of incremental volumes and the execution of new contracts.

In terms of drilling, 58 wells were drilled and completed in 4Q20 for a total of 244 development wells executed in 2020, with an average occupancy of 15 drills. The decrease in activity as compared to 2019 is due to the aforementioned factors, as well as to the development of secondary recovery in fields that require less drilling, such as Castilla.

Regarding Unconventionals, on December 24h the Special Contract for Research Projects (CEPI)14, No. 1 was signed with the ANH, thereby enabling the licensing and enlistment stage for the development of the Comprehensive Research Pilot Project – PPII15 in the Municipality of Puerto Wilches, Santander in Colombia, called Kalé. This milestone represents a research agreement with unique characteristics in the history of the Industry. This pilot will have rigorous environmental, seismic and operational monitoring, which will take into account more than 200 parameters. Monitoring will begin along with the initiation of the Environmental Impact Study baselines, and will continue during the execution phase of the pilot and after its completion. The above seeks to properly monitor and analyze the project’s environmental performance.

12 Ocean Bottom Seismic: seismic data using nodes located on the seabed

13 ANP: Brazilian National Petroleum, Natural Gas and Biofuels Agency

14 By its Spanish acronym Contrato Especial de Proyectos de Investigación.

15 By its Spanish acronym Proyecto Piloto de Investigación Integral.

Permian

During 2020, Ecopetrol and its operating partner OXY, continued strengthening the joint operations (“the association”) in the Permian Basin, Midland Sub-basin, in Texas-USA, where the association operates around 100,000 acres.  The 2020 scenario demonstrated flexibility and resilience of short-cycle hydrocarbon projects to meet changes in market conditions. After a proactive suspension of drilling activities in March, given the fall in oil prices, the association reactivated operations after the stabilization of prices in July 2020. The activity of 2020 allowed to end the year with 22 wells in production and with 22 additional drilled wells (to be completed in 1Q21), and with an average annual production of 5.2 mboed (prior to royalties), with an investment of USD 185 million.

During the execution of operations, the association managed to achieve milestones and significant operational records such as:

•          Drilling a well with a total depth of more than 18,000 ft in 9.7 days (Spud to rig release).

•          Reaching drilling speed of more than 7,600 ft / 24 hrs in the horizontal zone.

•          Executing 18 fracturing stages in one day.

Similarly, the knowledge transfer process continues through the 16 Ecopetrol employees assigned as secondees in the association’s operations.

Enhanced Recovery Program

Implementation of technologies of secondary and tertiary enhanced recovery continued in 2020 to maximize the efficient operation of fields and improve their recovery factor. At the end of 2020, the fields with secondary and tertiary recovery technologies contributed with 36% of the total daily production of the Ecopetrol Group, as compared to 30% in 2019, primarily due to the receipt of the Pauto and Floreña fields, which use secondary recovery.

As for secondary recovery, outstanding results were obtained from the water injection expansion projects in the Chichimene, Castilla and Llanito fields. Regarding pilots, the chemical and air injection pilot in Chichimene stands out. In total, 42 secondary and tertiary recovery projects were executed during 2020 with an investment of approximately USD 345 million. Of these projects, 34 correspond to secondary technology and 8 to tertiary technology. At the end of the term there were 30 active pilots – 17 in maturity for expansion and 13 under evaluation.

Table 7: Gross Production – Ecopetrol Group

Production - mboed	4Q 2020	4Q 2019	∆ (%)	12M 2020	12M 2019	∆ (%)
Crude Oil	502.8	547.2	(8.1%)	516.0	547.9	(5.8%)
Natural Gas	130.2	123.0	5.9%	121.8	116.7	4.4%
Total Ecopetrol S.A.	633.0	670.2	(5.6%)	637.8	664.6	(4.0%)
Crude Oil	19.9	20.5	(2.9%)	20.2	20.7	(2.4%)
Natural Gas	20.3	9.0	125.6%	15.4	8.7	77.0%
Total Hocol	40.2	29.5	36.3%	35.6	29.4	21.1%
Crude Oil	0.0	7.4	(100.0%)	1.1	7.9	(86.1%)
Natural Gas	0.0	5.0	(100.0%)	0.9	5.0	(82.0%)
Total Equion*	0.0	12.4	(100.0%)	2.0	12.9	(84.5%)
Crude Oil	3.0	3.4	(11.8%)	3.1	3.5	(11.4%)
Natural Gas	1.0	1.1	(9.1%)	0.9	1.2	(25.0%)

Total Savia*	4.0	4.5	(11.1%)	4.0	4.7	(14.9%)
Crude Oil	9.5	11.4	(16.7%)	10.4	11.4	(8.8%)
Natural Gas	1.6	1.8	(11.1%)	1.8	1.8	0.0%
Total Ecopetrol America	11.1	13.2	(15.9%)	12.2	13.2	(7.6%)
Crude Oil	3.9	0.5	680.0%	3.8	0.0	-
Natural Gas	2.2	0.1	2,100.0%	1.4	0.0	-
Total Rodeo Midland Basin	6.1	0.6	916.7%	5.2	0.0	-
Crude Oil	539.1	589.8	(8.6%)	554.6	591.4	(6.2%)
Natural Gas	155.3	140.0	10.9%	142.2	133.4	6.6%
Total Ecopetrol Group	694.4	729.8	(4.9%)	696.8	724.8	(3.9%)

*Equión and Savia are included in the Financial Statements using the equity method. Equión’s Production goes up to February 29, 2020, which corresponds to the end date of the Piedemonte partnership agreement. As of March 1, 2020, Ecopetrol incorporates 100% of the production from the Pauto Sur and Floreña fields. Note: Gross production includes royalties and is prorated according to Ecopetrol's share in each company. Natural gas production includes NGL’s.

Ronda Campos 2020

On September 23, the Ronda Campos 2020 was launched, offering participation in nine development and production assets, of which 6 belong to Hocol and 3 to Ecopetrol. The process was carried out on December 3, 2020, through an electronic auction with upward bidding methodology, where companies that met the accreditation requirements of the process and those established by the ANH for this type of assets, participated. As a result, an offer was received for one of the assets, which went to the next stage of the process, which corresponds to the negotiation of the contractual documents, request for assignment to the ANH, and closing of the transaction.

For the other assets, the established action plans were activated in order to continue with the portfolio rotation which include, among others, abandonment and environmental restoration, search for operational efficiencies and/or new alternatives with partners.

Divestment of Ecopetrol’s stake in OIG Group

During 2020, Ecopetrol and its partner carried out a successful competed process between a plural number of bidders, where 100% of the capital stock of Offshore International Group (OIG), parent company of Savia (Peru) was put up for sale. The process was successfully completed during January 2021, maximizing the value of the asset. The decision to offer the participation in OIG Group was due to strategic reasons, geographic focus on oil and gas production, and as part of the Ecopetrol Group’s adjustment plan.

Lifting and Dilution Cost

Table 8: Lifting and Dilution Cost - Ecopetrol Group

USD/Bl	4Q 2020	4Q 2019	∆ (%)	12M 2020	12M 2019	∆ (%)	% USD
Lifting Cost*	8.42	7.93	6.2%	7.46	8.56	(12.9%)	19.8%
Dilution Cost**	2.64	3.58	(26.3%)	2.56	4.12	(37.9%)	100.0%

* Calculated based on barrels produced, excluding royalties.

** Calculated based on barrels sold.

Lifting Cost

Lifting cost in 2020 was 7.46 USD/bl, 1.10 less than the same period of the previous year, reduction mainly explained by:

Cost effect (-0.25 USD/bl):

•	Decrease in activity mainly in subsoil and surface maintenance activities, due to the restrictions imposed by the pandemic.

•	Less execution in support services, due to less operational activity and less supplies usage in the production process.
•	Higher energy cost, mainly due to thermal generation operational events, requiring greater purchase from the national interconnected system. This was partially offset by new energy self-generation strategies, which led to a reduction in the use of diesel, fuel oil and residual distillate.
•	Optimization in framework maintenance contracts and other contracts, which allowed tariff assurance and discounts in the Brent crude price and exchange rate related to subsoil specialized services.

Volume effect (0.08 USD/bl): due to lower production, in efficient operation control for fields and wells.

Exchange rate effect (-0.93 USD/bl): Greater exchange rate by +412 COP per USD when expressing costs from COP to USD.

Dilution Cost

The unit cost of dilution decreased by 1.56 USD/bl during 2020 as compared to 2019, mainly due to:

•	Lower Naphta purchase price (-17.7 USD/bl) due to market conditions and implementation of a maximizing value strategy between segments of the Group (higher volumes purchased from the Cartagena Refinery).
•	Lower purchase of naphta barrels (-7.0 mbd) due to lower production of heavy crude, change in quality of imported diluent with less volatility, incorporation of LPG from plants in Piedemonte and light crude processing from Casanare as diluent substitutes.
•	Exchange rate effect due to devaluation of COP against USD by +412 COP per USD.

Financial Position of the Segment

Table 9: Income Statement - Upstream

Billion (COP)	4Q 2020	4Q 2019	∆ ($)	∆ (%)	12M 2020	12M 2019	∆ ($)	∆ (%)
Total revenue	10,453	13,638	(3,185)	(23.4%)	36,644	52,026	(15,382)	(29.6%)
Depreciation, amortization and depletion	1,648	1,414	234	16.5%	6,254	5,702	552	9.7%
Variable costs	4,784	6,143	(1,359)	(22.1%)	17,365	21,274	(3,909)	(18.4%)
Fixed costs	2,526	2,279	247	10.8%	9,275	9,383	(108)	(1.2%)
Total cost of sales	8,958	9,836	(878)	(8.9%)	32,894	36,359	(3,465)	(9.5%)
Gross income	1,495	3,802	(2,307)	(60.7%)	3,750	15,667	(11,917)	(76.1%)
Operating and exploratory expenses	1,639	1,096	543	49.5%	2,590	2,711	(121)	(4.5%)
Operating income	(144)	2,706	(2,850)	(105.3%)	1,160	12,956	(11,796)	(91.0%)
Financial result, net	(271)	(269)	(2)	0.7%	(1,358)	(583)	(775)	132.9%
Share of profit of companies	(3)	61	(64)	(104.9%)	(41)	215	(256)	(119.1%)
Income before income tax	(418)	2,498	(2,916)	(116.7%)	(239)	12,588	(12,827)	(101.9%)
Provision for income tax	137	1,096	(959)	(87.5%)	72	(2,269)	2,341	(103.2%)
Consolidated net income before impairment	(281)	3,594	(3,875)	(107.8%)	(167)	10,319	(10,486)	(101.6%)
Non-controlling interest	18	18	0	0.0%	79	63	16	25.4%
Net income attributable to owners of Ecopetrol before impairment	(263)	3,612	(3,875)	(107.3%)	(88)	10,382	(10,470)	(100.8%)
(Expense) income from impairment of long-term assets	338	(1,966)	2,304	(117.2%)	(180)	(1,967)	1,787	(90.8%)
Deferred tax on impairment	(134)	515	(649)	(126.0%)	17	515	(498)	(96.7%)
Net income attributable to owners of Ecopetrol	(59)	2,161	(2,220)	(102.7%)	(251)	8,930	(9,181)	(102.8%)

EBITDA	1,836	4,435	(2,599)	(58.6%)	6,684	19,413	(12,729)	(65.6%)
EBITDA Margin	17.6%	32.5%	-	(14.9%)	18.2%	37.3%	-	(19.1%)

Adjusted EBITDA excludes the recognition of the voluntary retirement plan expenses, which for 4Q20 COP 1,981 Bn y para el año 2020 es de COP 7,082 mil millones.

4Q20 and 2020 revenue decreased as compared to the same periods of the previous year, mainly due to the fall in the crude basket price and lower sales volume due to the decrease in production, given the contraction of demand. This impact was partially offset by a greater devaluation of the Colombian peso against the dollar, the entry into operation in Permian, acquisition of 43% over the Guajira association by Hocol, receipt of the Piedemonte operation from Equion, and entry into operation of the LPG Plant in Cupiagua.

During 4Q20, several activities which were displaced by the effect of the national lockdown, restarted. Mainly, greater subsoil and surface maintenance were carried out, as well as greater service activities of the operation.

The cost of sales of the segment in Q4 and in the year decreased as compared to the same periods of 2019, mainly as a result of:

•	Cost reduction due to the optimization plan adopted by the Company. This foregoing is mainly observed in: i) fewer contracted services, ii) lower process materials usage, iii) lower general costs, offset by higher energy purchases given operative issues in the self-generating plants.
•	Lower cost of purchase due to a drop in crude prices and a decrease in the diluent volume, partially offset by a higher volume of crude purchases from third parties (new commercial agreements) and the effect of a higher average exchange rate.
•	Lower transportation cost mainly due to: i) non-execution of reversal cycles in the Bicentenario Pipeline and ii) lower transported volume, offset by iii) higher exchange rate and iv) annual update of tariffs in pipelines.

Operating expenses (net of income) for 4Q20 increased as compared to 4Q19 and the previous year mainly due to the following non-recurring items:

•	Higher labor cost, mainly due to the booking of the voluntary retirement plan.
•	Write-off of assets that were recognized as ongoing projects upon completion of economic feasibility studies.
•	Update of the abandonment and dismantling obligation provision for non-commercial wells.
•	Resources to support the COVID-19 health emergency in the country.
•	Vessel freight rate increases for trade agreements with China and Korea, offset by lower expenses by areas of support in agreements and social investment.
•	Recognition of unsuccessful wells (Nafta-1, Carontes 1-2, Alqamari, among others); however, there was less exploratory and seismic activity.

Net (non-operating) financial expenditure of Q420 against 4Q19 and last year increased mainly by i) higher interest associated with debt increase, ii) lower yields of the investment portfolio, and iii) effect of exchange rate on the financial interests of the debt in dollars due to the devaluation of COP against USD.

2.	MIDSTREAM

Table 10: Volumes Transported - Ecopetrol Group

mbd	4Q 2020	4Q 2019	∆ (%)	12M 2020	12M 2019	∆ (%)
Crude Oil	759.6	878.5	(13.5%)	785.6	877.7	(10.5%)
Products	266.9	283.2	(5.8%)	231.5	275.3	(15.9%)
Total	1,026.5	1,161.7	(11.6%)	1,017.1	1,153.0	(11.8%)

Nota: Reported volumes subject to Midstream segment adjustments in volumetric quality compensation (CVC), associated to official volumetric balances

Crude Oils: volumes transported during 4Q20 decreased by 13.5% as compared to the same period of 2019, in line with the country’s lower production rates. Approximately 82.3% of the volume of crude oil transported during the quarter was owned by Ecopetrol Group.

Minor maintenance stages for repairing the Caño Limón - Coveñas pipeline have resulted in zero reversal cycles of Bicentenario pipeline in 2020. As a result, evacuation of the 16” and 24” Ayacucho-Coveñas tranches increased by 18.8% (+19.36 mbd) in 2020 vs the relevant figure in 2019.

10 attacks were perpetrated against the infrastructure in 4Q20, the same number as in 4Q19. However, there were 51 attacks in the year, 29% less than in 2019 (72 attacks). On the other hand, intervention of illegal valves in the systems decreased during 4Q20, both in crude and refined products, by 35.7% and 46.9% respectively, for a total of 266 illegal valves in 4Q20. 1,115 cases of illegal valves were identified in the year, which represented a 11.5% and 35.1% reduction in crude and refined products, respectively.

Refined Products: The volumes of refined products decreased 5.8% in 4Q20 as compared to the amount transported in 4Q19, mainly because of the extension of the lockdowns and mobility restrictions due to measures to face the pandemic. However, there was a recovery in the volume transported as compared to 3Q20, with an 18.5% increase (41.73 mbd) which was leveraged in December by a recovery in the consumption of gasoline and diesel, with higher volumes transported at levels prior to the pandemic (12% and 5.4%, respectively). Approximately 35.7% of the volume transported by pipelines corresponded to Ecopetrol products.

Disputes in transport contracts: On November the 17h, 2020, Cenit Transporte y Logística de Hidrocarburos and Oleoducto Bicentenario announced they had reached an agreement with Frontera Energy to resolve disputes in transport contracts in the Bicentenario and Caño Limón - Coveñas systems. The agreement eliminates any uncertainty related to the eventual results of the disputes, protecting the interests of the parties and those of their stakeholders. The agreement is conditional on obtaining certain regulatory approvals, including the approval of the conciliation in accordance with Colombian law, which requires the issuance of a technical report by the Attorney General’s Office and the approval of the Administrative Court of Cundinamarca.

New operating model: On February 1, 2021, Cenit assumed the comprehensive operation of its infrastructure, directly executing the local and centralized operation of its hydrocarbon transport systems. With this change, Cenit also assumes the local operation of the Ocensa, Bicentenario and ODC (Oleoducto de Colombia) systems, and consolidates itself as the leader of Ecopetrol Group’s transportation segment. The main objective of this new operating model is to focus on efficiency, value generation, sustainability, profitability for our clients and to facilitate Ecopetrol Group’s contribution to the development of the industry and the country.

WACC16 calculation methodology for the transport of liquid fuels: On February 8, 2021, the Energy and Gas Regulation Commission – CREG17 issued resolution 004/2021, which establishes the WACC calculation methodology for activities regulated by CREG, which include distribution and transmission of electrical energy, distribution and transportation of gas and liquid fuels. The discount rate for the transportation of liquid fuels through pipelines will be calculated and applied once the rate methodology for this activity is updated. In accordance with CREG’s regulatory agenda, the methodology proposal is expected to be issued for comments during the second half of 2021, and the final version to be published by year’s end.

Cost per Barrel Transported

Table 11: Cost per Transported Barrel - Ecopetrol Group

USD/Bl	4Q 2020	4Q 2019	∆ (%)	12M 2020	12M 2019	∆ (%)	% USD
Cost per Transported Barrel	3.51	4.04	(13.1%)	3.14	3.29	(4.6%)	9.0%

The reduction in 2020 of 0.15 USD/bl compared to 2019, is mainly explained by:

16 Weighted Average Cost of Capital: weighted average cost of capital.

17 By its Spanish acronym: Comisión de Regulación de Energía y Gas.

Cost effect (-0.15 USD/bl):

•	Lower consumption of materials and supplies as result of lower transported volumes.
•	Optimization of maintenance costs and contracted services.
•	Lower expense for preparation and attention to contingencies.
•	Lower depreciation due to changes in useful lives of Oleoducto de los Llanos and Oleoducto Bicentenario pipelines.

Volume effect (+0.37 USD/bl): Higher cost per barrel due to lower volume transported (-136 mbd: crude oil -92 mbd, products -44 mbd). Decrease of the crude oil price and lower demand for fuels due to the COVID-19 emergency.

Exchange rate effect (-0.37 USD/bl): Higher exchange rate of +412 COP per USD when re-expressing costs from COP to USD.

Financial Results of the Segment

Table 12: Income Statement – Midstream

Billion (COP)	4Q 2020	4Q 2019	∆ ($)	∆ (%)	12M 2020	12M 2019	∆ ($)	∆ (%)
Total revenue	3,061	3,351	(290)	(8.7%)	12,194	13,071	(877)	(6.7%)
Depreciation, amortization and depletion	281	345	(64)	(18.6%)	1,253	1,263	(10)	(0.8%)
Variable costs	143	178	(35)	(19.7%)	567	698	(131)	(18.8%)
Fixed costs	437	646	(209)	(32.4%)	1,561	1,777	(216)	(12.2%)
Total cost of sales	861	1,169	(308)	(26.3%)	3,381	3,738	(357)	(9.6%)
Gross income	2,200	2,182	18	0.8%	8,813	9,333	(520)	(5.6%)
Operating expenses	375	344	31	9.0%	935	733	202	27.6%
Operating income	1,825	1,838	(13)	(0.7%)	7,878	8,600	(722)	(8.4%)
Financial result, net	(211)	(146)	(65)	44.5%	170	(100)	270	(270.0%)
Share of profit of companies	0	(1)	1	(100.0%)	(2)	0	(2)	-
Income before income tax	1,614	1,691	(77)	(4.6%)	8,046	8,500	(454)	(5.3%)
Provision for income tax	(583)	(561)	(22)	3.9%	(2,584)	(2,816)	232	(8.2%)
Consolidated net income before impairment	1,031	1,130	(99)	(8.8%)	5,462	5,684	(222)	(3.9%)
Non-controlling interest	(246)	(325)	79	(24.3%)	(1,119)	(1,303)	184	(14.1%)
Net income attributable to owners of Ecopetrol before impairment	785	805	(20)	(2.5%)	4,343	4,381	(38)	(0.9%)
(Expense) income from impairment of long-term assets	338	(233)	571	(245.1%)	341	(233)	574	(246.4%)
Deferred tax of impairment	(100)	70	(170)	(242.9%)	(101)	70	(171)	(244.3%)
Net income attributable to owners of Ecopetrol	1,023	642	381	59.3%	4,583	4,218	365	8.7%

EBITDA	2,153	2,223	(70)	(3.1%)	9,287	10,017	(730)	(7.3%)
EBITDA Margin	70.3%	66.3%	-	4.0%	76.2%	76.6%	-	(0.4%)

Adjusted EBITDA excluding the effect of the recognition of expenses associated with the voluntary retirement plan for 4Q20 is COP 2,219 billion and for 2020 is COP 9,375 billion.

4Q20 revenues compared to 4Q19, as well as for the full year, decreased mainly due to: i) lower volumes transported both in crude oil and refined products; ii) the non-recognition of Ship or Pay contracts in dispute; and iii) non-execution of reversing cycles in Oleoducto Bicentenario, partially offset by a higher average exchange rate.

The cost of sales in 4Q20 compared to 4Q19 as well as for the full year decreased mainly as a result of: i) lower variable costs of materials and electrical energy, to serve the transportation service, in line with the lower volumes transported; ii) lower fixed costs due to optimizations materialized in the year (mainly due to contract renegotiation); iii) lower depreciation due to changes in the useful lives of Oleoducto Bicentenario (OBC) and Oleoducto de los Llanos (ODL) pipelines, as a result of an increase in the long-term forecasted volumetric curve; and iv) rescheduling of maintenance activities as a result of the pandemic.

Operating expenses (before the effect of the recovery of the impairment of long-term assets) increased versus 2019, as a result of the combined effect of: i) an increase in labor expenses due to the retirement plan that was carried out during the last quarter of the year; ii) the lower expenses associated with emergency operations and affectations caused by third party attacks to the transportation system and iii) the recognition of a non-recurring income in 2019 due to a ruling in favor of Ocensa for a litigation related to the fill-upof the line in the transportation system.

The financial (non-operating) result for 2020 versus 2019 had a positive effect mainly generated by a higher income from exchange differences given the segment’s exposure to variations in the exchange rate, as well as its effect on the asset position. However, the gain from the exchange difference was partially offset by the expenses associated with the payment of the premium for the early repurchase of Ocensa’s 2021 bond that took place in September.

3.	DOWNSTREAM

During 4Q20, the segment’s performance was marked by the operational stability of all business units, despite the negative impact of the pandemic and the reduction of throughput resulting from the lower consumption of refined products in Colombia and internationally. Furthermore, during 2020, the segment did not report any environmental or safety process incidents and continued its progress with the fuel quality path, achieving in December a production of gasoline in Colombia with an average sulfur content of 50 ppm, a level substantially lower than the 300 ppm required by applicable regulations.

During 4Q20, the segment continued to improve its results in line with the gradual recovery of the throughput in the different units, associated with the completion of scheduled plant shutdown activities, the stability of operations and the increase in demand for major products, both domestically and internationally. Despite the continued weakness in fuel prices internationally, all of our subsidiaries in this segment reported positive EBITDA as of year-end.

In 4Q20, the refineries reached the highest consolidated throughput of the year of 355 mbd and the highest integrated gross margin since the start of the pandemic of 8.5 USD/bl, as compared to 324 mbd and 7.4 USD/bl respectively in 3Q20. The refineries have been steadily increasing their throughput levels since May, recovering the throughput by 66% in December as compared to the April figures, which were the most critical levels in 2020.

Esenttia had strong financial and operational performance in 2020, highlighting a historical record in polypropylene production and sales. Despite the environmental challenges, Esenttia has achieved a better market positioning in the United States and Central America. Additionally, it has led initiatives to face the pandemic, in partnership with other Groups’ subsidiaries and other companies from the plastics industry in Colombia, thus ensuring delivery of key supplies for the protection and treatment from COVID-19 such as valves, masks and personal protective equipment, benefiting around 900,000 people.

Cartagena Refinery

During 2020, the refinery had a good operational performance with an average throughput of 141 mbd. In 4Q20, the refinery reached a throughput of 154.5 mbd, achieving similar values to 4Q19 of 155.5 mbd, and reached a historical sales record of 6.6 million barrels of ULSD (Ultra Low Sulfur Diesel) in this quarter.

Operations continue to adjust in line with to the domestic and international demand environment, showing a positive recovery in 4Q20 in throughput and gross refining margin as compared to 3Q20 results. The refinery’s average throughput in December was 159.9 mbd, an increase of 45% compared to April, and returning to normal operating levels.

Regarding the IPCC project, an increase in the nominal throughput capacity is expected from an average of 150 mbd to an average of 200 mbd by the second semester of 2022. The physical progress of the project is 41.4% since its inception in February 2017. As of 2020 year-end, a capex of USD 57.3 million has been executed, out of a total of USD 144.7 million assigned as total investment.

Table 13: Throughput, Utilization Factor, Production and Refining Margin - Cartagena Refinery

Cartagena Refinery	4Q 2020	4Q 2019	∆ (%)	12M 2020	12M 2019	∆ (%)
Throughput* (mbd)	154.5	155.5	(0.6%)	140.6	155.0	(9.3%)
Utilization Factor (%)	85.2%	90.9%	(6.2%)	76.1%	87.4%	(12.9%)
Production (mbod)	151.8	150.0	1.2%	134.6	149.5	(10.0%)
Gross Margin (USD/Bl)	6.6	10.6	(37.7%)	6.6	9.2	(28.3%)

*Corresponds to effective throughput volumes, not volumes received

Barrancabermeja Refinery

During 4Q20, the refinery’s performance was stable and in line with domestic demand. The scheduled shutdowns of some units such as U250 crude unit, Orthoflow and Alkylation were successfully completed. Deliveries of regular gasoline with sulfur content below 50 ppm started during this period, in line with the plans established internally with respect to improvement in the quality of fuels for the local market.

During 4Q20, the refinery had a throughput level of 200.6 mbd, a 9.6% decrease as compared to 4Q19, primarily as a result of the reduced demand for fuel and the previously mentioned maintenances. However, there was a positive recovery in throughput during 4Q20 in the gross refining margin as compared to 3Q20.

Table 14: Throughput, Utilization Factor, Production and Refining Margin - Barrancabermeja Refinery

Barrancabermeja Refinery	4Q 2020	4Q 2019	∆ (%)	12M 2020	12M 2019	∆ (%)
Throughput* (mbd)	200.6	221.8	(9.6%)	179.2	218.6	(18.0%)
Utilization Factor (%)	70.1%	84.3%	(16.8%)	64.1%	82.8%	(22.6%)
Production (mbod)	203.9	226.0	(9.8%)	182.4	221.6	(17.7%)
Gross Margin (USD/Bl)	9.9	10.0	(1.0%)	9.1	10.6	(14.2%)

*Corresponds to effective throughput volumes, not volumes received

Esenttia

2020 was an excellent year for Esenttia in terms of sales, favored by broader availability of domestic and imported raw material, despite the contraction in the market during the first half of the year, on account of the pandemic. High demand for polypropylene in the region, sufficient availability of raw materials and the implementation of the management strategy for the commercial team (local consumption campaign, import replacement focus), generated a record historical production (489.6 Kton) and sales (490.5 Kton).

The good performance in sales of polyethylene was a result of a stable supply of this product, accompanied by the commercial strategy in prices, reaching new customers and markets.

Refining Cash Cost

Table 15: Refining Cash Cost*

USD/Bl	4Q 2020	4Q 2019	∆ (%)	12M 2020	12M 2019	∆ (%)	% USD
Refining Cash Cost	4.93	5.30	(7.0%)	4.98	4.75	4.8%	15.3%

*Includes Barrancabermeja, Cartagena refineries and Esenttia

For 2020, the refining cash cost increased 0.24 USD/bl compared to 2019, mainly explained by:

Cost effect (+0.19 USD/bl): higher cost for gas purchases and associated transportation logistics.

Volume effect (+0.67 USD/bl): lower crude throughput at Barrancabermeja (39.4 mbd) and Cartagena (14.4 mbd) refineries due to operational adjustments caused by the reduction in demand for refined products due to the pandemic.

Exchange Rate Effect (-0.62 USD/bl): higher exchange rate of 412 COP per USD when re-expressing costs from COP to USD.

Financial Results of the Segment

Table 16: Income Statement – Downstream

Billion (COP)	4Q 2020	4Q 2019	∆ ($)	∆ (%)	12M 2020	12M 2019	∆ ($)	∆ (%)
Total revenue	7,572	10,043	(2,471)	(24.6%)	26,104	38,771	(12,667)	(32.7%)
Depreciation, amortization and depletion	371	342	29	8.5%	1,474	1,325	149	11.2%
Variable costs	6,393	8,663	(2,270)	(26.2%)	22,395	34,321	(11,926)	(34.7%)
Fixed costs	553	708	(155)	(21.9%)	1,956	2,210	(254)	(11.5%)
Total cost of sales	7,317	9,713	(2,396)	(24.7%)	25,825	37,856	(12,031)	(31.8%)
Gross income	255	330	(75)	(22.7%)	279	915	(636)	(69.5%)
Operating expenses	512	(665)	1,177	(177.0%)	1,683	225	1,458	648.0%
Operating income (loss)	(257)	995	(1,252)	(125.8%)	(1,404)	690	(2,094)	(303.5%)
Financial result, net	222	170	52	30.6%	(1,294)	(947)	(347)	36.6%
Share of profit of companies	(1)	5	(6)	(120.0%)	131	17	114	670.6%
Loss before income tax	(36)	1,170	(1,206)	(103.1%)	(2,567)	(240)	(2,327)	969.6%
Provision for income tax	(213)	(288)	75	(26.0%)	645	18	627	3,483.3%
Consolidated net income before impairment	(249)	882	(1,131)	(128.2%)	(1,922)	(222)	(1,700)	765.8%
Non-controlling interest	(13)	(11)	(2)	18.2%	(114)	(11)	(103)	936.4%
Net income attributable to owners of Ecopetrol before impairment	(262)	871	(1,133)	(130.1%)	(2,036)	(233)	(1,803)	773.8%
(Expense) income from impairment of long-term assets	(71)	448	(519)	(115.8%)	(782)	452	(1,234)	(273.0%)
Deferred tax of impairment	44	(114)	158	(138.6%)	175	(115)	290	(252.2%)
Net income attributable to owners of Ecopetrol	(289)	1,205	(1,494)	(124.0%)	(2,643)	104	(2,747)	(2,641.3%)

EBITDA	345	515	(170)	(33.0%)	869	1,638	(769)	(46.9%)
EBITDA Margin	4.6%	5.1%	-	(0.5%)	3.3%	4.2%	-	(0.9%)

Adjusted EBITDA excluding the effect of the recognition of expenses associated with the voluntary retirement plan for 4Q20 is COP 429 billion and for 2020 is COP 1,015.

4Q20 EBITDA was the best during 2020, due to the throughput and margins recovery, to levels close to those prior to the pandemic. Cost efficiencies and good results for Esenttia and Invercolsa are highlighted.

2020 revenues were impacted as compared to 2019 mainly by the lower volumes of products sold and the lower prices of the product basket associated with market factors. This effect was partially offset by a positive impact on the average exchange rate, the income generated by Invercolsa and the outstanding results of Esenttia.

The cost decreased in 2020 as compared to 2019, mainly due to: i) lower prices of the refineries’ crude diet; ii) a lower volume of crude throughput in the refineries; and iii) lower imports of diesel and lower import prices, both in diesel and gasoline. Additionally, two effects negatively impacted the cost of sales: i) a higher average exchange rate, and ii) a consumption of inventory products in combination with the effect of their valuation.

Operating expenses increased in 2020 versus 2019 mainly due to: i) recognition of the fixed cost of the plants without temporary production at the Barrancabermeja refinery given the health situation and the decrease in product demand, ii) the consolidation of Invercolsa, iii) the costs associated with the voluntary retirement plan in Ecopetrol and iv) recognition of non-recurring income in 4Q19 from market valuation of Invercolsa, once the change in the control situation was made.

The financial (non-operating) result for 2020 decreased versus 2019, given the recognition of an extraordinary income in 4Q19, from retroactive dividends received from Invercolsa. 4Q20 presents a better financial result compared to 4Q19 due to the valuation of the net position in dollars, given the revaluation of the peso in the last quarter of the year.

III. Environment, Social, Corporate Governance and Technology

“Apoyo País” initiative in response to COVID-19 and commercial reliefs to customers and suppliers

Ecopetrol Group executed an amount of COP 76 billion, out of the COP 88 billion committed for 2020-2021, which allowed to deliver aid to population in 24 departments and 168 municipalities to face the pandemic. Agreements were signed with healthcare foundations and local authorities, contributing with the provision of supplies and equipment. More than 4,000 pieces of medical equipment were delivered for Intensive Care Units and COVID-19 care supplies, 84 thousand supplies to perform PCR tests, 2.3 million personal protection items and 228,000 liters of supplies for cleaning and disinfection, among others. Similarly, solidarity contributions were delivered to over 68,000 beneficiaries across the national territory.

The “Apoyo País” program allocated COP 5 billion to encourage research and innovation aimed at facing the pandemic, that included: agreements with Universidad de la Sabana for the Herons ventilator, with Ninox for the development of a Mobile Laboratory for COVID care in hard-to-reach places in the national territory and with several companies and institutions for the production of personal protection and cleaning items. Similarly, we supported national researchers in the development of technology to face the pandemic.

Ecopetrol Group linked itself to initiatives and programs of the national government such as “Comparto mi Energía”, contributing COP 3.7 billion to subsidize energy bills in social strata 1 and 2 and the program  “Ayudar nos hace bien” with the delivery of humanitarian aid in the amount of COP 5 billion to vulnerable population. Additionally, we supported the Government with a platform for purchases of the COVID program, and with developments for the CoronApp application.

On the other hand, Ecopetrol supported the cash flow of more than 1,500 companies during the health emergency through four liquidity measures: (i) the extension of payment periods to wholesale customers with the objetive of contributing to the cash flow of these companies that were affected by the lockdown; (ii) accelerating payments, without discounts, in the amount of COP 553 billion to 1,400 MIPYMES (SMEs); (iii) anticipating the return of withholdings in guarantee to 110 contractors, in the amount of COP 116 billion in 145 contracts; and (iv) suspending the processing of COP 6.7 billion in financial penalties for 6 months. Similarly, the Group developed a series of mechanisms to activate demand and reduce the impact of the economic situation on the price of gas for end users.

Social and Environmental Investment

In 4Q20, Ecopetrol Group allocated resources for Social Investment, Environmental Management and Relationship projects and initiatives of the Sustainable Development Portfolio within the framework of the Ecopetrol Environment Strategy, for an amount of COP 212 billion. Accumulated investment as of December 2020 was COP 43018 billion. This value includes strategic and mandatory investments in the lines of Access to Public Services, Education, Sports and Health, Institutional and Community Strengthening, Public and Community Infrastructure, Inclusive Rural Development, and Entrepreneurship and Business Development.

18 The accumulated investment as of December 2020 is divided into: i) Strategic investment in the amount of COP 389 billion; ii) Mandatory Investment – in the amount of COP 41 billion. The Social, Environmental and Relationship Investment figures reported by the subsidiaries for a value of COP 69 billion are included in the report.

Communities

In 4Q20:

•	Under the efforts made at the National Government, and with the support of different entities at the national and regional level, dialogue tables were installed with indigenous communities and other local actors in the municipality of Puerto Gaitán, on topics referred to labor, goods and services and social and environmental investment. These spaces of mutual recognition have made it possible to build trust with these stakeholders, and have contributed to the viability of industry operations in the municipality where we have operations in Campo Rubiales and Caño Sur.

•	Similarly, and with the permanent participation of the Ministry of State, different scenarios of relationship were generated with the Alto Unuma Indigenous Reservation in the municipality of Puerto Gaitán, which led to the reactivitation of operations in a sector of Campo Rubiales.

•	Regarding relationships with the Uwa Community, progress was made in strengthening relationships of trust, carrying out two activities: i) “Conservation Initiatives and Productive Community Projects”, which had the purpose of hearing directly from some communities of the Department of Meta their experiences on the way in which they built community projects with the support of the Company and the perception of benefits for development and improvement in their quality of life; and ii) “Construction of the Joint Vision of the Territory”, an activity carried out in the field jointly with the community. As a result, a joint cartography plan was designed showcasing the particular interests, but also common interests, to be taken into account in the projection of the income of projects for the region, with a vision of shared benefit.

•	The Vice Presidency of Sustainable Development has strengthened the sub-process of monitoring the environment, conceived as a mechanism that allows to develop a systematic knowledge of the territory through the analysis of the critical variables of the territory and their impact on the operation. The sub-process was updated during 2020, involving more interrelations and guiding its objectives to be applicable to the entire Group. Additionally, different exercises involving the use of advanced data analytics tools were carried out in conjunction with the Center for Strategic Analytics[19]. For 2021, we have the challenge of extending the sub-process to the rest of the Group and deepening the mathematical analysis of territorial conflict.

Climate change

In November, the Climate & Clean Air Coalition (CCAC) announced the new reporting framework associated with the identification and reduction of methane emissions, known as the Oil and Gas Methane Partnership (OGMP 2.0). Ecopetrol subscribed to this new reporting framework during 2020, and therefore acquired greater commitments associated with the establishment and fulfillment of a goal to reduce methane emissions, mainly associated with transparency in the reporting of information, in line with the company’s decarbonization plan.

The total GHG reduction for 2020 resulting from the implementation of projects executed since 2010 and that continue reducing, was 1,809,858 tCO2e. Additionally, Ruby Canyon Engineering, an international auditor, verified Ecopetrol’s reduction of an additional 687,769 tCO2e in 2020, accumulating 1,756,163 tCO2e of verified reductions by 2020. Progress was further made in the analysis and in the construction of important elements for the definition of new emission-reduction goals. In this sense, the projection curve for GHG emissions was designed for the medium and long term, a cost abatement curve, the construction of the compensation portfolio through Natural Climate Solutions and the definition of the shadow price that should be incorporated in the evaluations of the investment portfolio.

19 It was born in 2020, as an initiative of the Executive Vice Presidency of Ecopetrol and has the participation of areas such as the Crisis Management Center (CMC), Communications, Cybersecurity, Monitoring and the Office of the Secretary General.

In regards to the latter aspect, Ecopetrol structured the shadow price model for CO2 and the guidelines to incorporate its impact in the economic evaluations of the investment portfolio, seeking to anticipate the risks derived from the impact of emissions. Said model is scheduled for implementation from the year 2021. The value of the shadow price will be 20 USD/Ton in 2021, 30 USD/Ton from 2025 and 40 USD/Ton from 2030 onwards. This methodology applies to all the growth and optimization opportunities of the Group that are postulated in its different decision-making initiatives in the different segments.

In December, the company received a C rating from the CDP Climate Change report. This implies knowledge about the impacts and issues related to climate, and it raises the rating of the last reporting period. This rating is above the average performance of the region, and is in the same range of the sector, making part of the 39% of companies at this level.

Water

In 4Q20, Ecopetrol reused 25.5 million cubic meters of water (1.74 million barrels per day), an increase of 10% compared to the same period of the previous year. Nearly 96.5 million cubic meters have been reused cumulatively at the end of 4Q20, equivalent to 65% of the total water required to operate. Additionally, 743,000 m3 of water were reused in a water treatment production pilot in 4Q20 (50,800 barrels per day) in agricultural activities and livestock in the area of agricultural / energetic sustainability – ASA (for its Spanish acronym: Área de Sostenibilidad Agroenergética) of Castilla field, for a total 3.6% decrease as compared to 4Q19.

Ecopetrol obtained a consolidated B rating (Management) in the CDP Water report, which assesses different aspects of water management in companies. This result is within the average of the Oil & Gas sector (only surpassed by 2 companies in the sector), and within the average of the region, and means that the company takes coordinated actions to face the growing challenges around water availability. This report also highlights Ecopetrol’s Comprehensive Water Management Strategy, which was awarded the highest rating in the report (A, Leadership).

Biodiversity

The Vida Silvestre Program was awarded the first place in the category “Significant Experiences in Environmental and Social Management of the Mining and Energy Sector” by the Ministry of Mines and Energy in December. The abovementioned program continues with the conservation of 15 native species; below are the most relevant aspects of this initiative:

•  Landscape and other species are favored by conservation agreements.

•  Some species are increasing their populations in landscapes.

•  Deforestation is lower in the intervention landscape than in the surrounding landscapes.

•  Species are using biological corridors.

Consolidation of the Ecoreservas – Ecological Reserves Network strategy – is one of the most relevant aspects within the framework of the Fibras agreement with the Alexander von Humboldt Institute. The target is to implement 20 Eco-Reserves of the Business Group on the companies’ own premises by 2023.

Within the framework of Ecopetrol’s environmental strategy and our commitment to the country, the corporate group has announced during this quarter the planting of 6 million trees by 2022, of which we have planted 1.8 million.

Corporate Responsibility and Corporate Governance

Ecopetrol was rated with a 66-point score by the Dow Jones Sustainability Index (DJSI) during 4Q2020, ranking number 13 within the integrated oil and gas industry. This score allowed the company to enter the DJSI Latin American Integrated Market – MILA20, being the only company in the sector and in Latin America to do so.

Although the circumstances of 2020 were complex and required extraordinary decision-making, they also served to demonstrate the functioning of the decision-making structure under Ecopetrol's Corporate Governance Model. This model uses a Decisions and Attributions Matrix that identifies each key decision that is made in the organization within a cadence supported in different corporate bodies or positions by means of which the monitoring and decision of the key issues of the company are ensured.

This structure serves as a platform for the different governing bodies to act in an assertive and agile manner, but at the same time in a safe fashion. An example of this is the follow-up that was made in 2020 to the Ecopetrol’s crisis as a result of the COVID-19 pandemic and the drop in oil prices at the international level. This crisis was managed by internal committees that followed up on the issue, in order to react in a timely and effective manner. Likewise, the Board of Directors, through periodic monitoring, gave effective direction to the company through agile decision-making with capital discipline, cash protection, capture of new opportunities and mitigation of risks derived from this situation.

Technology

The first phase of the digital agenda expects to provide benefits of more than USD 400 million by 2025, with projects implemented in different companies of the Group, including the Gross Margin of Refining, Integral Volumetric Management, Integrated Fields and the delivery of 91 products that contribute to the digitization of business processes and support. This has also allowed for modernization of infrastructure and distributed control solutions for monitoring wells, among other benefits.

The Digital Innovation Studio (EID21) initiative seeks to strengthen interaction with entrepreneurship platforms. That said, alliances were consolidated with INNPULSA, Cemprende and Plug and Play, in order to address business challenges through digital developments and strengthen Ecopetrol’s leadership in the energy sector and in sustainability issues.

Likewise, EID implemented the Innovation Management System (SGI22), which was awarded the good practices price by ICONTEC and the Bogotá Chamber of Commerce. Finally, in the line of digital transition, Ecopetrol entered into an alliance with Microsoft for the development of technical capacities and skills of EG’s workforce.

Among other initiatives being developed, Ecopetrol is monitoring carbon emission reductions through cloud data centers and is exploring the possibility of co-creating a platform for the measurement of methane emissions.

IV. Organic Business Plan 2021-2023

The Organic Business Plan for the 2021-2023 period, is aimed at restoring the growth path, increasing competitiveness, laying the foundations of energy transition and going deeper into the TESG agenda (technology-based sustainability) through positive social and environmental impact in the territories where the company operates. Also, this plan maintains the effective response of Ecopetrol Group to uncertain environment conditions, ensures the financial sustainability of the company and keeps the value

20 By from its Spanish acronym: Mercado Integrado Latinoamericano.

21 By its Spanish acronym: Estudio de Innovación Digita.

22 By its Spanish acronym: Sistema de Gestión de Innovación.

promise in the medium and long term. The organic investment plan will be financed mainly with internal cash generation.

The plan features an investment between USD 12 billion and USD 15 billion – mainly concentrated in Colombia – ensuring the allocation of capital to the incorporation of more competitive reserves and resources in the new environment prices, profitable progress in energy transition (gas, decarbonization, short-cycle hydrocarbons, incorporation of renewable energies), to the reliability investments necessary for a responsible and sustainable operation, and to strategic technologies and social investment for the future of Ecopetrol Group.

The investment in growth opportunities (76%) is aimed at continuing the exploration and profitable development of existing assets and accelerating adaptation to the energy transition, with investments focused on the continuation of the enhanced recovery programs and the growth of the gas value chain. In addition, the operational continuity investment (24%) will preserve the value of the assets and bring reliability and integrity to the operation.

The most relevant operational and financial goals of the 2021-2023 plan are as follows: (i) to reach production levels between 700 and 710 thousand barrels of oil equivalent per day in 2021, with a growth path that allows reaching levels of production close to 750 thousand barrels in 2023; (ii) joint throughput at Barrancabermeja and Cartagena refineries – between 340 and 365 thousand barrels per day in 2021, reaching about 420 thousand barrels per day in 2023 in an expected scenario of recovery in demand and refining margins, as well as the interconnection of the crude plants at the Cartagena refinery; (iii) volumes transported over one million barrels per day – in line with the behavior of the production and demand for liquid fuels in the country; (iv) emission reduction goals as low as 3 Mt of CO2e by 2023, and rethinking reduction targets of CO2 emissions during 2021 in the medium-to-long term; and (v) bringing a projected 400 MW to the supply of renewable energies by 2023.

The 2021 - 2023 business plan incorporates savings and competitiveness goals in the range of COP 1.5 trillion to COP 2.2 trillion accumulated in three years. These goals will allow us to maintain (for a Brent level of 45 USD/bl) the Total Unit Cost around 30 USD/Bl; the lifting cost without exceeding 8.5 USD/bl; the total cost of Downstream with a constant decreasing trend towards 7 USD/bl and the cost of a barrel transported at current levels.

With this organic business plan23, we expect to reach a gross debt / EBITDA ratio of less than 2.5 times by 2021 and less than 2.0 times in 2023, thus reversing the trend of the leverage indicator seen in 2020. The plan generates positive free cash flow, a sustained EBITDA growth, hand in hand with the expected price recovery trend, and a positive EBITDA margin between 35% and 38% in the three years under prices laid out in the plan24.

Exploration and Production

For exploration and production segment between USD 9 and USD 11 billion will be allocated, in line with EG’s strategic priorities and the strength of its integrated value chain. The plan maintains the growth of this segment as a strategic objective, with a focus on accelerating the progression of resources and reserves, through exploration, drilling and enhanced recovery.

For production activities and development of EG’s position in strategic assets in Colombia, 69% of the aforementioned resources will be allocated, which will include Rubiales, Castilla, Piedemonte and the fields of the Magdalena Medio valley. Internationally (22%), the focus areas will be Brazil and Permian, in the United States. Likewise, maturity and development of improved recovery activities will continue.

Regarding exploration (9%), drilling activities are expected for more than 40 wells located in the basins of greater materiality, with emphasis on Llanos Orientales, Magdalena Medio valley, Magdalena lower valley and Sinú-San Jacinto.

23 Excluding the effects that a possible successful transaction would have on the financial structure of Ecopetrol Group in relation to the non-binding offer to acquire the Minisitry of Finance’s stake in ISA.

24 Expected Brent prices under the plan: 2021, 45 USD/bl; 2022, 50 USD/bl; 2023, 54 USD/bl.

In terms of unconventional reservoirs, we will continue maturity processes for the initiatives associated to the Unconventional Reservoir Comprehensive Research Project (PPII) in Magdalena Medio valley basin in Colombia, and increased development activities in the Permian Basin in Texas, United States.

In regard to the growth of the natural gas chain (one of the pillars of the strategy of the Group), between 9% and 10% of the Plan will be allocated,mainly in the development of Piedemonte and other sources of gas in the Magdalena Medio valley, Guajira and the Sinú-San Jacinto basin. Similarly, we will maintain investments for the evaluation and development of the largest offshore gas discoveries conducted in the Colombian Caribbean.

Reserve replacement goals are still being defined and will be subject to the evolution of both the execution of the plan and market conditions. At this time, the plan foresees the achievement of a reserve replacement ratio greater than 100% after 2022.

Midstream

The 2021-2023 plan envisions investments between USD 780 and USD 960 million for the segment, mainly aimed at guaranteeing the integrity and reliability of the infrastructure, prioritizing resources for the growth of the multi-pipeline business, while advancing in increasing flexibility and efficiency in logistics for the evacuation of heavy crude and the growth of the pipeline infrastructure. These investments will also make it possible to optimize future operating costs by upgrading equipment and improving its performance.

Downstream

Between USD 1,200 and USD 1,400 million will be allocated to the segment, focused on ensuring the integrity and competitiveness of existing assets, and ensuring compliance with the fuel quality path. Critical projects will be prioritized to maintain the safety and operational integrity of the business units and those with the greatest value generation for the segment. Regulatory compliance investments and major maintenance investment will be made as part of the compliance with the life cycle of plants in the Cartagena and Barrancabermeja refineries, as well as the execution of the final phase of the Interconnection project of the Crude Plants of the Cartagena refinery (IPCC) for an amount close to USD 77 million, which will start operation in 2022.

To advance with the production of cleaner fuels for the country, investments in the 2021-2023 period will make possible to guarantee sustained internal quality of diesel between 10 and 15 ppm of sulfur, and to bring gasoline to a maximum of 50 ppm of sulfur across Colombia.

Commercial strategy

We will continue with our strategy of diversifying clients and destinations, with an important emphasis on the independent refining sector in China, whilst maintaining an active participation in the refining market of the USA. The foregoing will be leveraged on our operational flexibility at ports, a stable quality of our crude oil and optimization of logistics.

We will continue to advance our vision of being the best heavy crude supply option in Latin America for the global market.

TESG

The plan ratifies resources announced for social and environmental investment close to COP 1.7 trillion for the 2020-2024 period, aimed at closing social gaps and promoting the development and well-being of the communities where EG operates, with strategic projects in infrastructure, public services, education, sports and health, inclusive rural development and entrepreneurship and business development. Additionally, support will continue to be provided with resources to meet needs derived from COVID-19 in communities and areas where we operate.

Between USD 100 and USD 150 million will be allocated for the development of the digital strategy, to capture benefits associated with artificial intelligence technologies, blockchain and bots, among others. The ICP will make investments between USD 70 and USD 110 million, mainly in projects to increase the recovery factor, energy transition, strategic studies on water issues and new materials. The digital strategy could generate potential benefits valued at more than USD 500 million, focusing on increasing value creation in strategic assets and in the digitization of processes.

Following the Group’s energy transition strategy, more than USD 600 million will be invested in initiatives on the decarbonization agenda, among which stand out the solar, wind and geothermal energy projects, followed by energy efficiency and fuel quality projects, among others. Similarly, in 2021, intermediate and long-term emission reduction goals will be defined in line with Ecopetrol's growth strategy, identifying also the mitigation and compensation initiatives and actions necessary to achieve the goals.

In 2021, Ecopetrol will consolidate its evaluation of opportunities associated with the hydrogen value chain and will seek to materialize partnerships in international agreements and with governments to identify business opportunities.

V. Inorganic Growth

Non-binding offer to acquire participation of Colombia’s Ministry of Finance in ISA

On January 27, 2021, Ecopetrol announced its interest in acquiring 51.4% of the outstanding shares of Interconeccón Eléctrica S.A. E.S.P. (ISA), currently owned by the Ministry of Finance and Public Credit (MHCP20). The interest in acquiring the said shares meets the EG’s strategic interest in increasing its exposure to new businesses aligned with global trends in electrification and decarbonization, dictated by energy transition, and that in turn could leverage the Group's profitable growth and improve its risk profile.

ISA operates and maintains a high voltage transmission network in Colombia, Peru, Bolivia, Brazil and Chile, among others, and participates through its subsidiaries in the toll-road business, telecommunications and management of real-time systems. Based on its public reports as filed with the Superintendencia Financiera de Colombia (SFC), ISA’s consolidated revenues and net income for 3Q20 totaled COP 2.4 trillion and COP 483.8 billion, respectively; and its total assets summed COP 52.3 trillion for the same period. ISA’s market capitalization, as of February 19, 2021, was COP 25.5 trillion.

The transaction is expected to be funded through a combination of newly issued equity, in which the MHCP would maintain at least 80% of Ecopetrol's share ownership, cash from operations and other financing alternatives available to the company. In this way, the Company seeks to keep debt levels aligned with its investment grade credit rating.

On February 12, 2021, Ecopetrol and the MHCP signed an exclusivity agreement through which the parties will carry out non-binding preliminary conversations on the terms and conditions of the potential transaction. The exclusivity period is initially scheduled to end on June 30, 2021 unless extended by mutual agreement of the parties. During this period, Ecopetrol will carry out due diligence activities on ISA and the MHCP has agreed to negotiate exclusively with Ecopetrol.

25 By its Spanish acronym: Ministerio de Hacienda y Crédito Público.

V. Presentation of Results

Ecopetrol’s management will hold two online presentations to review the fourth quarter of 2020 results

Spanish English February 24, 2021 08:00 am NY Time 08:00 am New York	Spanish English February 24, 2021 10:00 am Colombia 10:00 am New York

To access the webcast, the following links will be available:

Spanish:

https://onlinexperiences.com/Launch/QReg/ShowUUID=8F1FE299-8DF8-4C87-82FB-A074BAA6AD1E&LangLocaleID=1034

English:

https://onlinexperiences.com/scripts/Server.nxp?LASCmd=AI:4;F:QS!10100&ShowUUID=C55FCFAB-DFFD-4014-9D5E-63CD21E17C5A

To ask a question, you will have to access through the telephone lines specified at the top of this release.

Participants from different countries may look for different international numbers to the ones mentioned above by consulting the following link:

http://web.meetme.net/r.aspx?p=12&a=UBUFRSgzSPIXTv

Please check that your browser allows for the normal operation of the online presentation. We recommend the latest versions of Internet Explorer, Google Chrome and Mozilla Firefox.

The report on the results, the presentation, the webcast and a replay of the conference will be available on Ecopetrol's website: www.ecopetrol.com.co

Contact information:

Head of Capital Markets

Juan Pablo Crane De Narváez

Phone: + 571-234-5190 - Email: juan.crane@ecopetrol.com.co

Media Engagement (Colombia)

Jorge Mauricio Téllez

Telephone: + 571-234-4329 - Email: mauricio.tellez@ecopetrol.com.co

Ecopetrol Group Appendices

Table 1: Income Statement - Ecopetrol Group

Billion (COP)	4Q 2020	4Q 2019	∆ (%)	12M 2020	12M 2019	∆ (%)
Revenue
Local	6,992	9,092	(23.1%)	24,688	34,305	(28.0%)
Export	7,198	9,489	(24.1%)	25,339	36,542	(30.7%)
Total revenue	14,190	18,581	(23.6%)	50,027	70,847	(29.4%)
Cost of sales
Depreciation, amortization and depletion	2,300	2,101	9.5%	8,985	8,290	8.4%
Variable depreciation, amortization and depletion	1,595	1,351	18.1%	6,055	5,509	9.9%
Fixed cost depreciation	705	750	(6.0%)	2,930	2,781	5.4%
Variable costs	5,536	7,547	(26.6%)	19,840	27,176	(27.0%)
Imported products	2,103	2,834	(25.8%)	7,592	12,640	(39.9%)
Local purchases	2,246	3,227	(30.4%)	7,677	11,488	(33.2%)
Hydrocarbon transportation services	225	223	0.9%	875	822	6.4%
Inventories and others	962	1,263	(23.8%)	3,696	2,226	66.0%
Fixed costs	2,471	2,622	(5.8%)	8,728	9,492	(8.0%)
Contracted services	748	880	(15.0%)	2,744	3,053	(10.1%)
Maintenance	719	695	3.5%	2,257	2,497	(9.6%)
Labor costs	561	637	(11.9%)	2,300	2,317	(0.7%)
Other	443	410	8.0%	1,427	1,625	(12.2%)
Total cost of sales	10,307	12,270	(16.0%)	37,553	44,958	(16.5%)
Gross income	3,883	6,311	(38.5%)	12,474	25,889	(51.8%)
Operating expenses	2,459	771	218.9%	4,841	3,726	29.9%
Administration expenses	2,047	375	445.9%	4,152	2,963	40.1%
Exploration and projects expenses	412	396	4.0%	689	763	(9.7%)
Operating income	1,424	5,540	(74.3%)	7,633	22,163	(65.6%)
Finance result, net	(260)	(245)	6.1%	(2,481)	(1,670)	48.6%
Foreign exchange, net	445	145	206.9%	347	41	746.3%
Interest, net	(556)	(363)	53.2%	(2,085)	(1,415)	47.3%
Financial income/loss	(149)	(27)	451.9%	(743)	(296)	151.0%
Share of profit of companies	(4)	65	(106.2%)	88	354	(75.1%)
Income before income tax	1,160	5,360	(78.4%)	5,240	20,847	(74.9%)
Income tax	(659)	247	(366.8%)	(1,868)	(5,067)	(63.1%)
Net income consolidated before impairment	501	5,607	(91.1%)	3,372	15,780	(78.6%)
Non-controlling interest	(241)	(318)	(24.2%)	(1,154)	(1,251)	(7.8%)
Net income attributable to owners of Ecopetrol before impairment	260	5,289	(95.1%)	2,218	14,529	(84.7%)
(Expense) recovery for impairment long-term assets	605	(1,751)	(134.6%)	(621)	(1,748)	(64.5%)
Deferred tax of impairment	(190)	471	(140.3%)	91	470	(80.6%)
Net income attributable to owners of Ecopetrol	675	4,009	(83.2%)	1,688	13,251	(87.3%)

EBITDA	4,334	7,174	(39.6%)	16,840	31,108	(45.9%)
EBITDA margin	30.5%	38.6%	(8.1%)	33.7%	43.9%	(10.2%)

Table 2: Statement of Financial Position - Ecopetrol Group

Billion (COP)	December 31, 2020	December 31, 2019	∆ (%)
Current assets
Cash and cash equivalents	5,082	7,076	(28.2%)
Trade and other receivables	4,819	5,700	(15.5%)
Inventories	5,054	5,658	(10.7%)
Current tax assets	3,976	1,519	161.8%
Other financial assets	2,195	1,624	35.2%
Other assets	1,664	1,779	(6.5%)
	22,790	23,356	(2.4%)
Non-current assets held for sale	44	8	450.0%
Total current assets	22,834	23,364	(2.3%)

Non-current assets
Investments in associates and joint ventures	3,175	3,245	(2.2%)
Trade and other receivables	677	787	(14.0%)
Property, plant and equipment	66,508	64,200	3.6%
Natural and environmental resources	31,934	29,073	9.8%
Assets by right of use	378	456	(17.1%)
Intangibles	555	483	14.9%
Deferred tax assets	10,035	8,622	16.4%
Other financial assets	877	3,355	(73.9%)
Other assets	2,444	1,863	31.2%
Total non-current assets	116,583	112,084	4.0%

Total assets	139,417	135,448	2.9%

Current liabilities
Loans and borrowings	4,923	5,012	(1.8%)
Trade and other payables	8,449	10,689	(21.0%)
Provision for employees benefits	2,022	1,929	4.8%
Current tax liabilities	1,244	2,571	(51.6%)
Accrued liabilities and provisions	1,221	789	54.8%
Other liabilities	392	752	(47.9%)
Liabilites related to non-current assets held for sell	31	0	-
Total current liabilities	18,282	21,742	(15.9%)

Non-current liabilities
Loans and borrowings	41,808	33,227	25.8%
Trade and other payables	21	24	(12.5%)
Provision for employees benefits	10,402	9,552	8.9%
Non-current taxes	1,269	845	50.2%
Accrued liabilities and provisions	11,207	9,129	22.8%
Other liabilities	609	585	4.1%
Total non-current liabilities	65,316	53,362	22.4%

Total liabilities	83,598	75,104	11.3%

Equity
Equity attributable to owners of the company	52,095	56,412	(7.7%)
Non-controlling interests	3,724	3,932	(5.3%)
Total equity	55,819	60,344	(7.5%)

Total liabilities and equity	139,417	135,448	2.9%

Table 3: Cash Flow Statement - Ecopetrol Group

Billion (COP)	4Q 2020	4Q 2019	12M 2020	12M 2019
Cash flow provided by operating activities
Net income attributable to owners of Ecopetrol S.A.	675	4,009	1,688	13,251
Adjustments to reconcile net income to cash provided by operating activities
Non-controlling interests	241	318	1,154	1,251
Income tax	849	(718)	1,777	4,597
Depreciation, depletion and amortization	2,492	2,278	9,310	8,568
Foreign exchange (gain) loss	(445)	(145)	(347)	(41)
Finance costs recognized in profit or loss	818	680	3,257	2,652
Dry wells	284	186	448	340
Loss (gain) on disposal of non-current assets	229	43	246	121
Impairment of current and non-current assets	(556)	1,806	655	1,838
Fair value (gain) on financial assets valuation	(4)	(27)	(44)	19
Gain on financial derivatives	36	0	0	0
Profit on bussiness combinations	1	(1,049)	(1,436)	(1,049)
Gain on assets for sale	(3)	(3)	(6)	(3)
(Gain) loss on share of profit of associates and joint ventures	4	(65)	(88)	(354)
Exchange difference on export hedges and ineffectiveness	78	138	390	1,029
Others minor items	(4)	(2)	11	5
Net changes in operating assets and liabilities	1,568	721	(2,371)	784
Income tax paid	(927)	(821)	(5,457)	(5,296)
Cash provided by operating activities	5,336	7,349	9,187	27,712

Cash flows from investing activities
Investment in property, plant and equipment	(1,713)	(1,483)	(5,032)	(4,013)
Investment in natural and environmental resources	(1,445)	(5,026)	(5,994)	(9,798)
Payments for intangibles	(50)	(115)	(90)	(168)
(Purchases) sales of other financial assets	877	1,675	2,108	3,117
Interest received	42	126	299	482
Dividends received	76	358	157	189
Proceeds from sales of assets	9	131	23	155
Net cash used in investing activities	(2,204)	(4,334)	(8,529)	(10,036)

Cash flows from financing activities
Proceeds (repayment of) from borrowings	(1,067)	(545)	8,802	(1,537)
Interest paid	(748)	(496)	(2,346)	(1,766)
Lease Payments	(105)	0	(351)	0
Dividends paid	(3,487)	(3,810)	(8,734)	(13,867)
Net cash used in financing activities	(5,407)	(4,851)	(2,629)	(17,170)

Exchange difference in cash and cash equivalents	(472)	(149)	(23)	258
Net (decrease) increase in cash and cash equivalents	(2,747)	(1,985)	(1,994)	764
Cash and cash equivalents at the beginning of the period	7,829	9,061	7,076	6,312
Cash and cash equivalents at the end of the period	5,082	7,076	5,082	7,076

Non-cash transactions
Recognition of assets for right of use and liabilities for lease	43	685	89	685
Trade finance transactions	0	0	0	2,932

Table 4: EBITDA Reconciliation - Ecopetrol Group

Billion (COP)	4Q 2020	4Q 2019	12M 2020	12M 2019
Net income attributable to the owners of Ecopetrol	675	4,009	1,688	13,251
(+) Depreciation, amortization and depletion	2,492	2,278	9,310	8,568
(+/-) Impairment of long-term assets	(605)	1,751	621	1,748
(+/-) Gain in bussiness combinations	1	(1,049)	(1,436)	(1,049)
(+/-) Financial result, net	260	245	2,481	1,670
(+) Income tax	849	(718)	1,777	4,597
(+) Taxes and others	421	340	1,245	1,072
(+/-) Non-controlling interest	241	318	1,154	1,251
Consolidated EBITDA	4,334	7,174	16,840	31,108

* El EBITDA ajustado sin incluir el efecto del reconocimiento de gastos asociados al plan de retiro voluntario es de COP 4,629 mil millones 17,471 mil millones, para el 4T2020 y acumulado año, respectivamente.

Table 5: Reconciliation of EBITDA by Segment (4Q20)

Billion (COP)	Upstream	Downstream	Midstream	Eliminations	Consolidated
Net income attributable to the owners of Ecopetrol	(59)	(289)	1,023	0	675
(+) Depreciation, amortization and depletion	1,801	403	288	0	2,492
(+/-) Impairment of long-term assets	(338)	71	(338)	0	(605)
(+/-) Gain in bussiness combinations	1	0	0	0	1
(+/-) Financial result, net	271	(222)	211	0	260
(+) Income tax	(3)	169	683	0	849
(+) Other taxes	181	200	40	0	421
(+/-) Non-controlling interest	(18)	13	246	0	241
Consolidated EBITDA	1,836	345	2,153	0	4,334

Annexes, Ecopetrol S.A.

Following are the Income Statement and Statement of Financial Position of Ecopetrol S.A.

Table 6: Income Statement

Billion (COP)	4Q 2020	4Q 2019	∆ (%)	12M 2020	12M 2019	∆ (%)
Local	6,800	8,992	(24.4%)	23,944	34,066	(29.7%)
Exports	5,563	7,464	(25.5%)	19,585	28,550	(31.4%)
Total revenue	12,363	16,456	(24.9%)	43,529	62,616	(30.5%)
Variable costs	7,944	9,851	(19.4%)	28,886	35,673	(19.0%)
Fixed costs	3,074	3,007	2.2%	11,456	11,546	(0.8%)
Total cost of sales	11,018	12,858	(14.3%)	40,342	47,219	(14.6%)
Gross income	1,345	3,598	(62.6%)	3,187	15,397	(79.3%)
Operating expenses	1,821	(130)	(1,500.8%)	2,841	1,622	75.2%
Operating income	(476)	3,728	(112.8%)	346	13,775	(97.5%)
Financial income/loss	300	(27)	(1,211.1%)	(3,021)	(1,626)	85.8%
Share of profit of companies	827	2,637	(68.6%)	3,905	6,284	(37.9%)
Income before income tax	651	6,338	(89.7%)	1,230	18,433	(93.3%)
Income tax	(6)	(815)	(99.3%)	760	(3,668)	(120.7%)
Net income attributable to owners of Ecopetrol	645	5,523	(88.3%)	1,990	14,765	(86.5%)
Impairment	43	(2,083)	(102.1%)	(425)	(2,083)	(79.6%)
Deferred tax of impairment	(13)	569	(102.3%)	123	569	(78.4%)
Net income attributable to owners of Ecopetrol	675	4,009	(83.2%)	1,688	13,251	(87.3%)

EBITDA	1,626	4,549	(64.3%)	6,066	19,375	(68.7%)
EBITDA margin	13.2%	27.60%	(14.4%)	13.90%	30.90%	(17.0%)

Table 7: Statement of Financial Position / Balance Sheet

Billion (COP)	December 31, 2020	December 31, 2019	∆ (%)
Current assets
Cash and cash equivalents	1,260	1,477	(14.7%)
Trade and other receivables	4,921	5,178	(5.0%)
Inventories	3,334	3,822	(12.8%)
Current tax assets	3,583	1,211	195.9%
Other financial assets	1,927	2,445	(21.2%)
Other assets	1,166	1,110	5.0%
	16,191	15,243	6.2%
Non-current assets held for sale	25	6	316.7%
Total current assets	16,216	15,249	6.3%

Non-current assets
Investments in associates and joint ventures	55,530	52,644	5.5%
Trade and other receivables	516	638	(19.1%)
Property, plant and equipment	23,312	21,183	10.1%
Natural and environmental resources	22,990	22,217	3.5%
Assets by right of use	3,179	3,481	(8.7%)
Intangibles	210	232	(9.5%)
Deferred tax assets	4,680	3,557	31.6%
Other financial assets	557	2,789	(80.0%)
Other assets	1,154	967	19.3%
Total non-current assets	112,128	107,708	4.1%

Total assets	128,344	122,957	4.4%

Current liabilities
Loans and borrowings	3,245	3,284	(1.2%)
Trade and other payables	7,260	8,879	(18.2%)
Provision for employees benefits	1,935	1,856	4.3%
Current tax liabilities	408	1,198	(65.9%)
Accrued liabilities and provisions	1,087	671	62.0%
Other liabilities	421	752	(44.0%)
Total current liabilities	14,356	16,640	(13.7%)

Non-current liabilities
Loans and borrowings	42,116	33,014	27.6%
Provision for employees benefits	10,402	9,552	8.9%
Non-current tax liabilities	330	176	87.5%
Accrued liabilities and provisions	8,997	7,144	25.9%
Other liabilities	48	19	152.6%
Total non-current liabilities	61,893	49,905	24.0%

Total liabilities	76,249	66,545	14.6%

Equity
Equity attributable to owners of the company	52,095	56,412	(7.7%)
Total equity	52,095	56,412	(7.7%)

Total liabilities and equity	128,344	122,957	4.4%

Table 8: Export Destinations - Ecopetrol Group

Crudes - mboed	4Q 2020	4Q 2019	% Share	12M 2020	12M 2019	% Share
U.S. Gulf Coast	127.1	147.6	31.6%	172.2	149.0	41.1%
Asia	243.2	223.5	60.6%	205.7	187.7	49.2%
Central America / Caribbean	5.2	21.8	1.3%	14.8	24.9	3.5%
Others	7.3	7.8	1.8%	4.1	5.4	1.0%
Europe	18.8	0.0	4.7%	12.8	17.7	3.1%
U.S. West Coast	0.0	14.2	0.0%	4.7	10.8	1.1%
South America	0.0	0.0	0.0%	0.0	1.7	0.0%
U.S. East Coast	0.0	0.0	0.0%	4.2	8.2	1.0%
Total	401.6	414.9	100.0%	418.5	405.4	100.0%

Products - mboed	4Q 2020	4Q 2019	% Share	12M 2020	12M 2019	% Share
Central America / Caribbean	28.5	24.6	24.9%	39.7	32.9	36.2%
U.S. Gulf Coast	29.2	7.6	25.5%	21.6	7.4	19.7%
Asia	12.5	26.7	10.9%	12.3	22.8	11.2%
South America	9.8	13.3	8.6%	11.9	9.9	10.8%
U.S. East Coast	29.1	46.5	25.4%	19.4	45.3	17.8%
Europe	5.5	0.1	4.8%	4.0	0.9	3.6%
U.S. West Coast	0.0	0.0	0.0%	0.8	1.6	0.7%
Others	0.0	1.0	0.0%	0.0	0.3	0.0%
Total	114.6	119.8	100.0%	109.7	121.1	100%

Nota: La información está sujeta a modificación posterior al cierre del trimestre, debido a que algunos destinos son reclasificados según el resultado final de las exportaciones.

Table 9: Local Purchases and Imports - Ecopetrol Group

Local Purchases - mboed	4Q 2020	4Q 2019	∆ (%)	12M 2020	12M 2019	∆ (%)
Crude Oil	185.1	195.3	(5.2%)	177.8	179.3	(0.8%)
Gas	2.1	4.5	(53.3%)	2.9	2.8	3.6%
Products	2.7	3.9	(30.8%)	2.6	3.3	(21.2%)
Diluent	0.1	1.7	(94.1%)	0.3	0.7	(57.1%)
Total	190.0	205.4	(7.5%)	183.6	186.1	(1.3%)

Imports - mboed	4Q 2020	4Q 2019	∆ (%)	12M 2020	12M 2019	∆ (%)
Crude Oil	24.9	12.8	94.5%	15.3	24.9	(38.6%)
Products	68.4	73.3	(6.7%)	62.1	77.3	(19.7%)
Diluent	30.5	45.5	(33.0%)	35.0	51.7	(32.3%)
Total	123.8	131.6	(5.9%)	112.4	153.9	(27.0%)

Total	313.8	337.0	(6.9%)	296.0	340.0	(12.9%)

Table 10: Exploratory Wells Detail - Ecopetrol Group

#	Quarter	Name	Initial Well Classification (Lahee)	Block	Name	Operator/Partner	Status	TD Date
1	First	Olini Oeste	A3	Tolima	Valle Superior del Magdalena	Hocol (100%)	Dry	January 3/2020
2	First	Aguas Blancas 24	A1	Aguas Blancas 24	Valle Medio del Magdalena	PAREX (60% Operator) ECP (40%)	Under Evaluation	January 19/2020
3	First	Lorito Este-1	A3	CPO09	Llanos Orientales	ECP 55% (Operator) Repsol (45%)	Under Evaluation	January 31/2020
4	Second	Gato do Mato-4	A1	BM-S-54 / Sul de Gato do Mato	Santos	Shell 50% (Operator), Total 20%, ECP 30%	Successful	March 30/2020
5	Second	Lorito A1	A1	CPO09	Llanos Orientales	ECP 55% (Operator) Repsol (45%)	Under Evaluation	March 10/2020
6	Second	Obiwan-1	A3	YDSN-1	Sinú San Jacinto	Hocol (100%)	Dry	June 25/2020
7	Second	Saturno	A3	Saturno PSC	Santos	Shell 45% (Operator), Chevron 45%, ECP 10%	Dry	June 16/2020
8	Third	Nafta-1	A3	VMM-6	Valle Medio del Magdalena	ECP 100%	Dry	August 01/2020
9	Third	Alqamari-1	A3	Putumato Occidental	Putumayo	ECP 100%	Dry	August 25/2020
10	Third	Flamencos-2	A1	VMM-6	Valle Medio del Magdalena	ECP 100%	Under Evaluation	September26/2020
11	Fourth	Antillas-1	A3	Boqueron	Valle Superior del Magdalena	Perenco 30% (Operator), Nexen 20% y ECP 50% A Operator risk only	Under Evaluation	October 11/2020
12	Fourth	Chacha-2	A1	SSJN-1	Sinú San Jacinto	Lewis 50% (Operator) Hocol 50%	Under Evaluation	November 1/2020
13	Fourth	Caipal Noreste B	A3	Convenio de Explotación Palagua	Valle Medio del Magdalena	Union Temporal IJP (Ismocol, Joshi, Parko) 50% (Operator) ECP 50% In commerciality. At Risk Only by the Operator	Dry	November 13/2020
14	Fourth	Arrecife-3	A1	VIM-8	Valle Inferiro del Magdalena	Hocol (100%)	Successful	November 19/2020
15	Fourth	Cayena-1ST1	A3	Fortuna	Valle Medio del Magdalena	Parex 80% (Operator) ECP 20% At Risk Only by the Operator	Successful	November 19/2020
16	Fourth	Chacha-3	A1	SSJN-1	Sinú San Jacinto	Lewis 50% (Operator) Hocol 50%	Under Evaluation	November 23/2020
17	Fourth	El Niño-1	A3	Boqueron	Valle Superior del Magdalena	Perenco 30% (Operator), Nexen 20% y ECP 50% At Risk Only by the Operator	Under Evaluation	November 25/2020
18	Fourth	Santa Bárbara 1S	A3	Las Monas	Valle Medio del Magdalena	Petrosantander 70% (operator) ECP 30% At Risk Only by the Operator	Under Evaluation	December 26/2020

Table 11: HSE Performance (Health, Safety and Environment)

HSE Indicators*	4Q 2020	4Q 2019	12M 2020	12M 2019
Frequency of total registrable injuries (No. Recordable cases / Million man hours)	0.63	0.70	0.50	0.60
Environmental incidents**	1	5	6	11

* Los resultados de los indicadores están sujetos a modificación posterior al cierre del trimestre debido a que algunos de los accidentes e incidentes son reclasificados según el resultado final de las investigaciones. ** Los incidentes ambientales son aquellos derrames de hidrocarburos superiores a 1 barril, con afectación ambiental